       As filed with the Securities and Exchange Commission on May 4, 1998
                                                    Registration No. 333-
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933


                                NCO GROUP, INC.
            (Exact name of Registrant as specified in its charter)

                 Pennsylvania                       23-2858652
          (State or other jurisdiction of        (I.R.S. employer
          incorporation or organization)      identification number)

                             515 Pennsylvania Avenue
                       Fort Washington, Pennsylvania 19034
                            Telephone (215) 793-9300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Michael J. Barrist, Chairman of the Board,
                      President and Chief Executive Officer
                                 NCO Group, Inc.
                             515 Pennsylvania Avenue
                       Fort Washington, Pennsylvania 19034
                            Telephone (215) 793-9300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

            Francis E. Dehel, Esquire            Lawrence R. Seidman, Esquire
           Blank Rome Comisky & McCauley LLP        Piper & Marbury L.L.P.
               One Logan Square                     36 South Charles Street
        Philadelphia, Pennsylvania 19103           Baltimore, Maryland 21201

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
===============================================================================

                                                        Proposed            Proposed
                                                         maximum            maximum          Amount of
       Title of securities           Amount to be    offering price        aggregate        registration
         to be registered           registered(1)     per share (2)    offering price(2)        fee
---------------------------------------------------------------------------------------------------------
Common Stock, no par value......      7,549,750         $ 25.44           $192,065,640        $56,660

===============================================================================
(1) Includes 984,750 shares which the Underwriters have a right to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee. Calculated in accordance with Rule 457(c) based upon the average of the high and low prices for the Common Stock on April 30, 1998, as reported on the Nasdaq National Market System.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                    SUBJECT TO COMPLETION, DATED MAY 4, 1998
                                6,565,000 Shares

  [GRAPHIC OMITTED]
                                Common Stock

     Of the 6,565,000 shares of Common Stock offered hereby (the "Offering"), 5,800,000 shares are being sold by NCO Group, Inc. ("NCO" or the "Company") and 765,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. See "Principal and Selling Shareholders."

     The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "NCOG." On May 1, 1998, the last sale price of the Common Stock as reported on the Nasdaq National Market was $27 5/16 per share. See "Price Range of Common Stock."

     See "Risk Factors" commencing on page 9 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby.
                               ----------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
===============================================================================

                       Price to     Underwriting     Proceeds to         Proceeds to
                        Public      Discount (1)     Company (2)     Selling Shareholders
-----------------------------------------------------------------------------------------
Per Share .........   $            $                $               $
-----------------------------------------------------------------------------------------
Total (3) .........   $            $                $               $

===============================================================================
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company, estimated at $600,000.
(3) The Company and certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to an additional 887,233 and 97,517 shares, respectively, of Common Stock at the Price to Public shown above solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount,
    Proceeds to Company and Proceeds to Selling Shareholders will be $       ,
    $      , $      , and  $   , respectively. See "Principal and Selling
    Shareholders" and "Underwriting."

      The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the office of NationsBanc Montgomery Securities LLC on or about , 1998.
                               ----------------
NationsBanc Montgomery Securities LLC
       BT Alex. Brown
              Janney Montgomery Scott Inc.
                    The Robinson-Humphrey Company
                                                  , 1998

   [Pictures depicting certain of the Company's call centers and the Company's
         Computer Center. The Company's logo also appears on this page.]





















IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION
M. SEE "UNDERWRITING."

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE AND PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Prospectus. Unless otherwise indicated, all references in this Prospectus to the "Company" or "NCO" mean NCO Group, Inc., a Pennsylvania corporation and its subsidiaries and predecessors. Unless otherwise indicated, all information in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment option; (ii) gives effect to a 3-for-2 stock split effected in December 1997; but (iii) does not give effect to the pending acquisitions of FCA International Ltd. ("FCA") and MedSource, Inc. ("MedSource") (collectively, the "Pending Acquisitions").

     Unless otherwise indicated: (i) 1997 pro forma information assumes that the acquisitions of Goodyear & Associates, Inc. ("Goodyear"), Tele-Research Center, Inc. ("Tele-Research"), CMS A/R Services ("CMS A/R"), the Collections Division of CRW Financial, Inc. ("CRWCD"), Credit Acceptance Corporation ("CAC") and ADVANTAGE Financial Services, Inc. ("AFS") (collectively, the "1997 Acquisitions"), the acquisitions of the Collection Division of American Financial Enterprises, Inc. ("AFECD") and The Response Center ("TRC") (collectively, the "1998 Acquisitions") and the Pending Acquisitions occurred on January 1, 1997; (ii) 1998 pro forma information assumes that the TRC acquisition and the Pending Acquisitions occurred on January 1, 1998; and (iii) information with respect to MedSource gives pro forma effect to acquisitions completed by MedSource in 1997 as if such acquisitions had occurred on January 1, 1997.


                                  The Company

     NCO is a leading provider of accounts receivable management and other outsourced services. The Company develops and implements customized management solutions for clients. The Company provides these services on a national basis from 22 call centers located in 14 states using advanced workstations and sophisticated call management systems comprised of predictive dialers, automated call distribution systems, digital switching and customized computer software. Through extensive utilization of technology and intensive management of human resources, the Company has achieved rapid growth in recent years. As a result of rapid internal growth and selected strategic acquisitions, the Company's revenue has grown from $7.4 million in 1993 to $188.4 million in 1997 on a pro forma basis. Since April 1994, the Company has completed 12 acquisitions which have enabled it to increase its penetration of existing markets, establish a presence in certain new markets and realize significant operating efficiencies. In addition, the Company has leveraged its infrastructure by offering additional services including customer service call centers, market research and other outsourced administrative services. The Company believes that it is currently among the five largest accounts receivable management companies in the United States.

     The Company provides its services principally to clients in the financial services, healthcare, retail and commercial, education, telecommunications, utilities and government sectors. The Company has over 8,000 clients, including Bell Atlantic Corporation, Mellon Bank Corporation, NationsBank Corporation, Citicorp, MCI Communications Corporation, Federal Express Corporation and Airborne Freight Corporation. No client accounted for more than 3.6% of the Company's revenue (no more than 2.8% on a pro forma basis) in 1997. For its accounts receivable management services, the Company generates substantially all of its revenue on a contingency fee basis. The Company seeks to be a low cost provider, and as such its fees typically range from 15% to 35% of the amount recovered on behalf of the Company's clients. For many of its other outsourced services, the Company is paid on a fixed fee basis. While NCO's contracts are relatively short-term, the Company seeks to develop long-term relationships with its clients and works closely with them to provide quality, customized solutions.

     Increasingly, companies are outsourcing many non-core functions to focus on revenue generating activities, reduce costs and improve productivity. In particular, many corporations are recognizing the advantages of outsourcing accounts receivable management and other services as a result of numerous factors including: (i) the increasing complexity of such functions; (ii) changing regulations and increased competition in certain industries; and (iii) the development of sophisticated call management systems requiring substantial capital investment, technical capabilities and human resource commitments. Consequently, industry-wide revenues rose 10.7% to $5.5 billion in 1996 from $5.0 billion in 1995, according to estimates published by
M. Kaulkin & Associates, Inc. ("MKA"), an industry consultant. While significant economies of scale exist for large accounts receivable management companies, the industry remains highly fragmented. Based on information obtained from the American Collectors Association, Inc. ("ACA"), an industry trade group, there are approximately 6,500 accounts receivable management companies in operation in the United States, the majority of which are small, local businesses. Given the financial and competitive constraints facing these small companies and the limited number of liquidity options for the owners of such businesses, the Company believes that the industry will continue to experience consolidation in the future. See "Business -- Industry Background."

     The Company strives to be a cost-effective, client service driven provider of accounts receivable management and other outsourced services to companies with substantial outsourcing needs. The Company's business strategy encompasses a number of key elements which management believes are necessary to ensure quality service and to achieve consistently strong financial performance. First, the Company focuses on the efficient utilization of its technology and infrastructure to constantly improve productivity. The Company's infrastructure enables it to perform large scale accounts receivable management programs cost effectively and to rapidly and efficiently integrate the Company's acquisitions. Second, NCO is committed to client service. Management believes that the Company's emphasis on designing and implementing customized accounts receivable management programs for its clients provides it with a significant competitive advantage. Third, the Company seeks to be a low cost provider of accounts receivable management services by centralizing all administrative functions and minimizing overhead at all branch locations. Lastly, the Company is targeting larger clients which offer significant cross-selling opportunities and have greater outsourcing requirements. See "Business -- Business Strategy."

     The Company seeks to continue its rapid expansion through both internal and external growth. The Company has experienced and expects to continue to experience strong internal growth by continually striving to increase its market share, expand its industry-specific market expertise and develop and offer new value-added outsourced services. In addition, the Company intends to continue to take advantage of the fragmented nature of the accounts receivable management industry by making strategic acquisitions. Through selected acquisitions, the Company will seek to serve new geographic markets, expand its presence in its existing markets and add complementary services.

     The Company's principal executive offices are located at 515 Pennsylvania Avenue, Fort Washington, Pennsylvania 19034, and its telephone number is (215) 793-9300.

Pending Acquisitions

     The Company has an outstanding tender offer to acquire all of the outstanding stock of FCA which is expected to close in May 1998. In addition, on May 4, 1998 the Company entered into a definitive agreement to acquire all of the outstanding stock of MedSource which is expected to close in the second quarter of 1998. There can be no assurance that the Company will close any of the Pending Acquisitions.

     FCA International Ltd. In March 1998, the Company entered into an agreement with FCA pursuant to which NCO is making a cash tender offer (the "FCA Tender Offer") for all of the outstanding common shares of FCA at $9.60 per share, Canadian (equivalent to $6.77 in U.S. dollars based upon the exchange rate as of the date of the agreement). The purchase price of approximately $67.6 million will be paid with borrowings under the Company's revolving credit facility. The FCA Tender Offer is conditioned upon the tender of two-thirds of the outstanding FCA common shares, on a fully-diluted basis, and the satisfaction of certain conditions, including regulatory approvals. The FCA Tender Offer will expire on May 6, 1998 unless withdrawn or extended. FCA's Board of Directors has approved the agreement and recommended that shareholders tender their common shares into the offer. Pursuant to the agreement, Fairfax Financial Holdings Limited ("Fairfax") has agreed, subject to certain conditions, to tender to the bid, the common shares of FCA owned or controlled by it. Fairfax currently owns or controls approximately 27% of the common shares of FCA outstanding on a fully-diluted basis. If at least two-thirds of the outstanding shares of FCA common stock, on a fully-diluted basis, are tendered and the other conditions to closing have been satisfied or waived, the Company will be required to purchase the shares so tendered and may have to pursue other means, including calling a special meeting of FCA shareholders to approve an amalgamation, merger or other transaction, in order to complete the acquisition of the outstanding FCA shares not tendered. In such event, the remaining holders of FCA shares may have the right to dissent to such transaction and demand payment for the fair value of their FCA shares.

     Founded in 1926, FCA is the largest accounts receivable management company in Canada with significant operations in the United States and the United Kingdom. FCA provides accounts receivable management services principally to the government, financial, education, telecommunications, utilities, healthcare, retail and commercial sectors. FCA has undergone a major reorganization, consolidating 88 branch offices into 17 branch locations including three new major branches in Mobile, Alabama, Brantford, Ontario and Vancouver, British Columbia. For the fiscal year ended June 30, 1997 and the nine months ended March 31, 1998, FCA's revenues were approximately $62.8 million and $45.0 million, respectively. Approximately 45% of FCA's consolidated revenues in 1997 was derived from U.S. operations, 40% from Canadian operations and 15% from operations in the United Kingdom. The acquisition of FCA will give the Company the leading market presence in Canada, significantly expand its U.S. operations and provide a platform for further expansion into Europe from the United Kingdom. The Company also expects to realize substantial cost savings from integrating FCA with its operations.

     MedSource Acquisition. On May 4, 1998, the Company entered into a definitive agreement to acquire all of the outstanding stock of MedSource for approximately $17.9 million in cash. In connection with the acquisition, the Company will repay debt of $17.1 million. The closing is subject to the satisfaction of certain closing conditions, including regulatory approval and other customary conditions.

     Founded in 1997, MedSource provides traditional accounts receivable management services and pre-delinquency outsourcing services primarily to hospitals located throughout the United States. Pre-delinquency outsourcing services include insurance billing and follow-up, insurance claim resolution, private pay collections, and outsourcing of central business office functions. Since its inception, MedSource has completed four acquisitions of other accounts receivable management companies which specialize in providing services to the healthcare industry. Headquartered in Goodlettsville, Tennessee, MedSource has additional offices located in Phoenix, Arizona; Springfield, Missouri; Chicago Heights, Illinois; Waterford, Michigan; Johnstown, Pennsylvania; and Mount Laurel, New Jersey. For the fiscal year ended December 31, 1997, on a pro forma basis, and the three months ended March 31, 1998, MedSource's revenues were approximately $22.7 million and $5.3 million, respectively. The acquisition of MedSource significantly enhances NCO's market position as a leading provider of accounts receivable management services to the healthcare sector.

     The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions.

                                 The Offering


Common Stock offered by the Company .......................   5,800,000 shares
Common Stock offered by the Selling Shareholders ..........   765,000 shares (1)
Common Stock to be outstanding after the Offering .........   19,251,834 shares (2)
Use of proceeds ...........................................   For repayment of bank debt to be incurred
                                                              in connection with the FCA Tender Offer, to
                                                              finance the MedSource acquisition, to repay
                                                              indebtedness of FCA and MedSource fol-
                                                              lowing the completion of the Pending Acquisitions
                                                              and for working capital and other general
                                                              corporate purposes, including other future
                                                              acquisitions.
Nasdaq National Market symbol .............................   NCOG

-------------
(1) Includes an aggregate of 61,058 shares of Common Stock which are being sold by certain Selling Shareholders upon the exercise of outstanding stock options.

(2) Excludes: (i) an aggregate of 1,991,601 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 63,755 shares of Common Stock reserved for issuance upon the conversion of the Company's $900,000 Convertible Note issued as partial consideration for the Goodyear acquisition; and (iii) 375,000 shares of Common Stock reserved for issuance upon the exercise of warrants issued as partial consideration for the CRWCD acquisition. See "Pending and Recent Acquisitions."

                            SUMMARY FINANCIAL DATA
                 (Amounts in thousands, except per share data)

                                                                 For the Years Ended December 31,
                                       ------------------------------------------------------------------------------------
                                          1993       1994         1995            1996                    1997
                                       ---------  ---------  --------------  --------------  ------------------------------
                                                                                                             Pro Forma As
                                                                                                Actual      Adjusted(1)(2)
                                                                                             ------------  ----------------
  Statement of Income Data:
  Revenue ...........................   $7,445     $8,578      $  12,733       $  30,760       $ 85,284       $ 188,395
  Operating costs and expenses:
   Payroll and related expenses .....    4,123      4,558          6,797          14,651         42,502          94,315
   Selling, general and
    administrative expenses .........    2,391      2,674          4,042          10,033         27,947          62,525
   Depreciation and amortization
    expenses ........................      141        215            348           1,254          3,369          11,540
   Reorganization charge ............       --         --             --              --             --           1,517
                                        ------     ------      ---------       ---------       --------       ---------
  Income from operations ............      790      1,131          1,546           4,822         11,466          18,498
  Other income (expense) ............       11        (45)          (180)           (575)           388           1,074
                                        ------     ------      ---------       ---------       --------       ---------
  Income before provision for
   income taxes .....................      801      1,086          1,366           4,247         11,854          19,572
  Income tax expense(4) .............      320        434            546           1,706          4,780           8,642
                                        ------     ------      ---------       ---------       --------       ---------
  Net income(4) .....................   $  481     $  652      $     820       $   2,541       $  7,074       $  10,930
                                        ======     ======      =========       =========       ========       =========
  Net income per share:
   Basic(4) .............................................      $    0.12       $    0.34       $   0.59       $    0.65
                                                               =========       =========       ========       =========
   Diluted(4) ...........................................      $    0.12       $    0.34       $   0.57       $    0.62
                                                               =========       =========       ========       =========
  Weighted average shares
   outstanding:
   Basic ................................................          7,093(5)        7,630(5)      11,941          16,944
   Diluted ..............................................          7,093(5)        7,658(5)      12,560          17,576


                                            Three Months Ended March 31,
                                       ---------------------------------------
                                                              1998
                                                   ---------------------------
                                                                   Pro Forma As
                                          1997        Actual      Adjusted(2)(3)
                                       ----------  ------------  --------------
  Statement of Income Data:
  Revenue ...........................   $18,077      $ 27,609      $ 48,399
  Operating costs and expenses:
   Payroll and related expenses .....     9,046        14,144        24,832
   Selling, general and
    administrative expenses .........     5,932         8,568        15,173
   Depreciation and amortization
    expenses ........................       716         1,155         2,094
   Reorganization charge ............        --            --            --
                                        -------      --------      --------
  Income from operations ............     2,383         3,742         6,300
  Other income (expense) ............       (82)          153           150
                                        -------      --------      --------
  Income before provision for
   income taxes .....................     2,301         3,895         6,450
  Income tax expense(4) .............       994         1,579         2,984
                                        -------      --------      --------
  Net income(4) .....................   $ 1,307      $  2,316      $  3,466
                                        =======      ========      ========
  Net income per share:
   Basic(4) .......................     $  0.12      $   0.17      $   0.20
                                        =======      ========      ========
   Diluted(4) .....................     $  0.12      $   0.17      $   0.19
                                        =======      ========      ========
  Weighted average shares
   outstanding:
   Basic ..........................      10,656        13,240        17,452
   Diluted ........................      11,230        13,801        18,013

                                                          March 31, 1998
                                              -------------------------------------
                                                              Pro      Pro Forma As
                                                Actual     Forma(6)    Adjusted(7)
                                              ----------  ----------  -------------
 Balance Sheet Data:

 Cash and cash equivalents    .                $ 16,088    $  9,148      $ 60,707
 Working capital    .                            22,173       2,199        56,640
 Total assets    .                              105,708     227,420       278,979
 Long-term debt, net of current portion    .        923      94,715           923
 Shareholders' equity    .                       91,956      91,956       240,284

-----------
(1) Assumes that the 1997 Acquisitions, the 1998 Acquisitions and the Pending Acquisitions occurred on January 1, 1997. Gives effect to: (i) the elimination of payroll and related expenses relating to certain redundant collection and administrative personnel costs immediately eliminated at the time of the 1997 Acquisitions and the 1998 Acquisitions and expenses identified during the due diligence process which will be eliminated upon the closing of the Pending Acquisitions; (ii) the elimination of certain rental expenses and related operating costs attributable to facilities which were closed at the time of the 1997 Acquisitions and the 1998 Acquisitions and facilities identified during the due diligence process which will be closed upon the completion of the Pending Acquisitions; (iii) the increase in amortization expense resulting from the acquisitions; (iv) the elimination of depreciation and amortization expense related to assets revalued or not acquired; (v) interest expense on borrowings related to the acquisitions; (vi) the estimated income tax expense, after giving consideration to non-deductible goodwill expense; (vii) the elimination of interest expense on debt assumed to be repaid with a portion of the proceeds from the Offering; (viii) the issuance of 517,767 shares of Common Stock and warrants exercisable for 375,000 shares of Common Stock in connection with the acquisition of CRWCD; (ix) the issuance of 1,425,753 shares of Common Stock in the July 1997 Offering at the public offering price of $19.67 per share which, net of the underwriting discount and offering expenses paid by the Company, would be sufficient to repay acquisition related debt of $8.4 million and to fund the acquisitions of AFECD and TRC; (x) the issuance of 46,442 shares of Common Stock issued in connection with the acquisition of AFS; and (xi) the issuance of 4.2 million shares of Common Stock at an assumed public offering price of $27.00 per share, net of the estimated underwriting discount and offering expenses payable by the Company, which would be sufficient to repay acquisition related debt of $75.0 million, repay debt of $21.9 million recognized in connection with the Pending Acquisitions and pay an additional $10.5 million necessary to fund the Pending Acquisitions.

(2) Includes reorganization charges and other costs of $1.9 million and $90,000 for the year ended December 31, 1997, and the three months ended March
    31, 1998, respectively. Net income per share - basic, and net income per share - diluted would have been $0.72 and $0.69, respectively, and $0.20 and $0.20, respectively, on a pro forma basis, assuming those charges had not been incurred.

(3) Assumes that the TRC acquisition and the Pending Acquisitions occurred on January 1, 1998. Gives effect to: (i) the elimination of payroll and related expenses relating to certain redundant collection and administrative personnel costs immediately eliminated at the time of the TRC acquisition and expenses identified during the due diligence process which will be eliminated upon the closing of the Pending Acquisitions; (ii) the elimination of certain rental expenses and related operating costs attributable to facilities which were identified during the due diligence process and will be closed upon the completion of the Pending
    Acquisitions; (iii) the increase in amortization expense resulting from the TRC acquisition and the Pending Acquisitions; (iv) the elimination of depreciation and amortization expense related to assets revalued or not acquired; (v) interest expense on borrowings related to the Pending Acquisitions; (vi) the estimated income tax expense, after giving consideration to non-deductible goodwill expense; (vii) the elimination of interest expense on debt assumed to be repaid with a portion of the proceeds from the Offering; and (viii) the issuance of 4.2 million shares of Common Stock at an assumed public offering price of $27.00 per share, net of the estimated underwriting discount and offering expenses payable by the Company, which would be sufficient to repay acquisition related debt of $75.0 million, repay debt of $21.9 million recognized in connection with the Pending Acquisitions and pay an additional $10.5 million necessary to fund the Pending Acquisitions.

(4) The Company was taxed as an S Corporation prior to September 3, 1996. Accordingly, income tax expense and net income have been provided on a pro forma basis as if the Company had been subject to income taxes in all periods presented.

(5) Assumes that the Company issued 374,637 shares of Common Stock at $8.67 per share to fund the distribution of undistributed S Corporation earnings of $3.2 million through September 3, 1996, the termination date of the Company's S Corporation status, to existing shareholders of the Company.

(6) Gives effect to: (i) the pending acquisition of FCA for approximately $67.6 million in cash, which was assumed to be borrowed against the Company's credit facility, and the recognition of certain acquisition related liabilities; and (ii) the pending acquisition of MedSource for approximately $17.9 million in cash, of which $7.4 million was assumed to be borrowed against the Company's credit facility, and the recognition of certain acquisition related liabilities. The Company expects to recognize goodwill of $56.2 million and $36.3 million for the FCA and MedSource acquisitions, respectively.

(7) Gives effect to the issuance of 5.8 million shares of Common Stock at an assumed public offering price of $27.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

     Certain statements included in this Prospectus, including, without limitation, statements regarding the anticipated growth in the amount of accounts receivable placed for third-party management, the continuation of trends favoring outsourcing of other administrative functions, the Company's objective to grow through strategic acquisitions, the Company's ability to realize operating efficiencies upon the completion of the recent acquisitions, Pending Acquisitions, and other acquisitions that may occur in the future, the Company's ability to expand its service offerings, the anticipated changes in revenues from acquired companies and trends in the Company's future operating performance, and statements as to the Company's or management's beliefs, expectations or opinions are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") which are intended to be covered by safe harbors created thereby. The factors discussed below and elsewhere in this Prospectus could cause actual results and developments to be materially different from those expressed in or implied by such forward-looking statements. Accordingly, in addition to the other information contained in "Pending and Recent Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

Risks Associated with Recent and Pending Acquisitions

     The 1998 Acquisitions and the Pending Acquisitions had combined revenues of $94.5 million in 1997 compared to the Company's revenue of $85.3 million in 1997. The Company is currently in the process of integrating the acquisitions of AFS, CAC, and the 1998 Acquisitions. There can be no assurance that the Company will successfully consummate the FCA Tender Offer or the MedSource acquisition. In the event that the Company completes these acquisitions, the integration of such companies could divert management's attention from the daily operation of the Company, require additional management, operational and financial resources, and place significant demands on the Company's management and infrastructure. There can be no assurance that the recently acquired businesses and the Pending Acquisitions, will be successfully integrated with that of the Company, that the Company will be able to realize operating efficiencies or eliminate redundant costs, or that their businesses will be operated profitably. Further, there can be no assurance that clients of the acquired companies will continue to do business with the Company, or that the Company will be able to retain key employees of the acquired companies. In addition, there can be no assurance that the acquired companies will not have additional liabilities or contingencies that were unanticipated by the Company at the time of the acquisitions.

Risks Associated with the FCA Acquisition

     There are several risks associated with the acquisition of FCA including the ability to complete the acquisition of any outstanding shares of FCA not purchased by the Company in the FCA Tender Offer, the ability to operate FCA's business profitably and the fact that FCA has significant operations outside of the United States. With respect to the FCA Tender Offer, if at least two-thirds of the outstanding shares of FCA common stock, on a fully-diluted basis, are tendered and the other conditions to closing have been satisfied or waived, the Company will be required to purchase the shares so tendered and may have to pursue other means, including calling a special meeting of FCA shareholders to approve an amalgamation, merger or other transaction, in order to complete the acquisition of any outstanding FCA shares not tendered. In such event, the remaining holders of FCA shares may have the right to dissent to such transaction and demand payment for the fair value of their FCA shares. As a result, the Company may incur additional delays and costs in completing the acquisition of all of the outstanding shares of FCA common stock. FCA has had net losses of $4.4 million, and $1.4 million for its fiscal years ended June 30, 1996 and 1997, respectively. There can be no assurance that the Company will be able to operate FCA's business profitably following the acquisition of FCA. To date, all of the Company's operations have been conducted in the United States. FCA is headquartered in Canada and also has offices in the United Kingdom and, as a result of such acquisition, a portion of the Company's operations would be conducted outside the United States. There are a number of risks inherent in international operations including government controls, regulatory requirements that may be more onerous than those imposed in the United States, difficulties in managing international operations and fluctuations in currency exchange rates. See "Recent and Pending Acquisitions -- FCA International Ltd."

Risks Associated with Rapid Growth

     The Company has experienced rapid growth over the past several years which has placed significant demands on its administrative, operational and financial resources. The Company seeks to continue such rapid growth which could place additional demands on its resources. Future internal growth will depend on a number of factors, including the effective and timely initiation and development of client relationships, the Company's ability to maintain the quality of services it provides to its clients and the recruitment, motivation and retention of qualified personnel. Sustaining growth will also require the implementation of enhancements to its operational and financial systems and will require additional management, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth, and any failure to do so could have a materially adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Growth Strategy."


Risks Associated with Future Acquisitions

     A primary element of the Company's growth strategy is to continue to pursue strategic acquisitions that expand and complement the Company's business. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. There can be no assurance that the Company will be able to identify additional acquisition candidates on terms favorable to the Company or in a timely manner, enter into acceptable agreements or close any such transactions. There can also be no assurance that the Company will be able to continue to execute its acquisition strategy, and any failure to do so could have a materially adverse effect on the Company's business, financial condition, results of operations and ability to sustain growth. In addition, the Company believes that it will compete for attractive acquisition candidates with other companies, consolidators or investors in the accounts receivable management industry. Increased competition for such acquisition candidates could have the effect of increasing the cost to the Company of pursuing this growth strategy or could reduce the number of attractive candidates to be acquired. Future acquisitions could divert management's attention from the daily operations of the Company and otherwise require additional management, operational and financial resources. Moreover, there is no assurance that the Company will successfully integrate businesses acquired in the future into its business or operate such acquired businesses profitably. Acquisitions also may involve a number of additional risks including: adverse short term effects on the Company's operating results; dependence on retaining key personnel; amortization of acquired intangible assets; and risks associated with unanticipated problems, liabilities or contingencies. See "Business -- Growth Strategy."

     The Company may require additional debt or equity financing to fund any future acquisitions, which may not be available on terms favorable to the Company, if at all. To the extent the Company uses its capital stock for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders, including the purchasers of Common Stock in this Offering. In the event that the Company's capital stock does not maintain sufficient value or potential acquisition candidates are unwilling to accept the Company's capital stock as consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to continue its acquisition program. If the Company does not have sufficient cash resources or is unable to use its capital stock as consideration for acquisitions, its growth through acquisitions could be limited. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


Fluctuations in Quarterly Operating Results

     The Company may experience quarterly variations in operating results as a result of many factors, including the costs and timing of completion and integration of acquisitions, the timing of clients' accounts receivable management programs, the commencement of new contracts, the termination of existing contracts, costs to support growth by acquisition or otherwise, the effect of the change of business mix on margins and the timing of additional selling, general and administrative expenses to support new business. In connection with certain contracts, the Company could incur costs in periods prior to recognizing revenue under those contracts which may adversely affect the Company's operating results in a particular quarter. The Company's planned operating expenditures are based on revenue forecasts, and if revenues are below expectations in any given quarter, operating results would likely be materially adversely affected. While the effects of seasonality on the Company's business historically have been obscured by its rapid growth, the Company's business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Dependence on Key Personnel

     The Company is highly dependent upon the continued services and experience of its senior management team, including Michael J. Barrist, Chairman of the Board, President and Chief Executive Officer. The loss of the services of Mr. Barrist or other members of its senior management could have a materially adverse effect on the Company. The Company has employment contracts with Mr. Barrist and certain other key executive officers which expire in 2001. In addition, the Company has a $2.0 million key person life insurance policy on Mr. Barrist. See "Management."


Dependence on Certain Sectors; Contract Risks

     Most of the Company's revenues are derived from clients in the financial services, healthcare, retail and commercial, education, telecommunications, utilities and government sectors. A significant downturn in any of these sectors or any trends to reduce or eliminate the use of third-party accounts receivable management services could have a materially adverse impact on the Company's business, results of operations and financial condition. The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. Accordingly, there can be no assurance that existing clients will continue to use the Company's services at historical levels, if at all. Under the terms of these contracts, clients are not required to place accounts with the Company but do so on a discretionary basis. In addition, substantially all of the Company's contracts are on a contingent fee basis in which the Company recognizes revenues only as accounts are recovered. See "Business -- Client Relationships."


Competition

     The accounts receivable management industry is highly competitive. The Company competes with approximately 6,500 service providers, including large national corporations such as Outsourcing Solutions Inc., GC Services, Inc. and Equifax Inc. and many regional and local firms. Some of the Company's competitors have substantially greater resources, offer more diversified services and operate in broader geographic areas than the Company. In addition, the accounts receivable management services offered by the Company, in many instances, are performed in-house. Moreover, many larger clients retain multiple accounts receivable management providers which exposes the Company to continuous competition in order to remain a preferred vendor. There can be no assurance that outsourcing of the accounts receivable management function will continue or that the Company's clients which currently outsource such services will not bring them in-house. The Company also competes with other firms, such as SITEL Corporation, APAC Teleservices, Inc. and TeleTech Holdings, Inc., in providing teleservices. As a result of these factors, there can be no assurance that the Company will be able to compete successfully with its existing or future competitors. See "Business -- Competition."


Risk of Business Interruption; Reliance on Computer and Telecommunications Infrastructure

     The Company's success is dependent in large part on its continued investment in sophisticated telecommunications and computer systems, including predictive dialers, automated call distribution systems and digital switching. The Company has invested significantly in technology in an effort to remain competitive and anticipates that it will be necessary to continue to do so in the future. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product life cycles, which require the Company to anticipate technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the capital resources available to invest in new technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through casualty or operating malfunction, could have a materially adverse effect on the Company's business. The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a materially adverse impact on the Company. See "Business -- Operations."


Risks Associated with Year 2000

     NCO has implemented a program to evaluate and address the impact of the year 2000 on its information systems in order to ensure that its network, computer systems and software will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. The Company does not expect year 2000 compliance costs to have a material adverse impact on the Company's business or results of operations. No assurance can be given, however, that unanticipated or undiscovered year 2000 compliance problems will not have a material adverse effect on the Company's business or results of operations. In addition, if the Company's clients or significant suppliers and contractors do not successfully achieve year 2000 compliance, the Company's business and results of operations could be adversely affected, resulting from, among other things, the Company's inability to properly exchange and/or receive data. See "Management's Discussion and Analysis and Results of Operations -- Year 2000 System Modifications."


Dependence on Labor Force

     The accounts receivable management industry is very labor intensive and experiences high personnel turnover. Many of the Company's employees receive modest hourly wages, and a portion of these employees are employed on a part-time basis. A higher turnover rate among the Company's employees would increase the Company's recruiting and training costs and could adversely impact the quality of services the Company provides to its clients. If the Company were unable to recruit and retain a sufficient number of employees, it would be forced to limit its growth or possibly curtail its operations. Growth in the Company's business will require it to recruit and train qualified personnel at an accelerated rate from time to time. There can be no assurance that the Company will be able to continue to hire, train and retain a sufficient number of qualified employees. Additionally, an increase in hourly wages, costs of employee benefits or employment taxes also could materially adversely affect the Company. See "Business -- Personnel and Training."


Government Regulation

     The accounts receivable management and telemarketing industries are regulated under various federal and state statutes. In particular, the Company is subject to the federal Fair Debt Collection Practices Act (the "FDCPA") which establishes specific guidelines and procedures which debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. The Company is also subject to the Fair Credit Reporting Act which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. The accounts receivable management business is also subject to state regulation, and some states require that the Company be licensed as a debt collection company. With respect to the other teleservices offered by the Company, including telemarketing, the federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing and some states have enacted restrictions similar to the federal TCPA. The failure to comply with applicable statutes and regulations could have a materially adverse effect on the Company. There can be no assurance that additional federal or state legislation, or changes in regulatory implementation, would not limit the activities of the Company in the future or significantly increase the cost of regulatory compliance.

     The collection of accounts receivable by collection agencies in Canada is regulated at the provincial and territorial level in substantially the same fashion as is accomplished by federal and state laws in the United States. The manner in which the Company carries on the business of collecting accounts is subject, in all provinces and territories, to established rules of common law or civil law and statute. Such laws establish rules and procedures governing the tracing, contacting and dealing with debtors in relation to the collection of outstanding accounts. These rules and procedures prohibit debt collectors from engaging in intimidating, misleading and fraudulent behavior when attempting to recover outstanding debts. In Canada, the Company's collection operations are subject to licensing requirements and periodic audits by government agencies and other regulatory bodies. Generally, such licenses are subject to annual renewal. If the Company engages in other teleservice activities in Canada, including telemarketing, there are several provincial and territorial consumer protection laws of more general application. This legislation defines and prohibits unfair practices by telemarketers, such as, the use of undue pressure and the use of false, misleading or deceptive consumer representations.

     In addition, accounts receivable management and telemarketing industries are regulated in the United Kingdom, including a licensing requirement. If the Company expands its international operations, it may become subject to additional government controls and regulations in other countries, which may be more onerous than those in the United States.

     Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations. See "Business -- Regulation."

Possible Volatility of Stock Price

     Numerous factors, including announcements of fluctuations in the Company's or its competitors' operating results, market conditions for accounts receivable management, telemarketing industry or business services stocks in general, the timing and announcement of acquisitions by the Company or its competitors or government regulatory action, could have a significant impact on the future price of the Common Stock. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. There can be no assurance that purchasers of Common Stock in this Offering will be able to resell their Common Stock at prices equal to or greater than the offering price hereunder.

Shares Eligible for Future Sale

     Sales of the Company's Common Stock could adversely affect the market price of the Company's Common Stock and could impair the Company's future ability to raise capital through the sale of equity securities. Upon completion of the Offering, the Company will have 19,251,834 shares of Common Stock outstanding. Of these shares, all of the 6,565,000 shares sold in the Offering will be, and the 8,625,000 shares sold in prior public offerings are, available for resale in the public market without restriction, except for any such shares purchased by affiliates of the Company. The Company's directors, executive officers and the Selling Shareholders have agreed, subject to certain limitations, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the closing of the Offering without the prior written consent of NationsBanc Montgomery Securities LLC. Following the expiration of this 90-day period, such persons will hold an aggregate of 3,723,099 outstanding shares of Common Stock (3,625,582 shares if the over-allotment option is exercised in full) which may be resold under Rule 144. Upon completion of the Offering, the Company also will continue to have outstanding a $900,000 Convertible Note convertible into 63,755 shares of Common Stock at any time on or before January 22, 2002 and a warrant to purchase 375,000 shares of Common Stock exercisable at any time on or before January 31, 2002. The holders of the Convertible Note and the warrants will continue to be entitled to certain demand and/or piggy-back registration rights following the completion of the Offering. The earn-out payable in connection with the TRC acquisition provides, among other things, that the seller may elect to be paid the earn-out in the form of a convertible note, convertible into NCO Common Stock at a price equal to $3.00 above NCO's trailing thirty day average closing per share price. In addition, the Company will have 1,991,601 shares of Common Stock reserved for issuance to its employees, directors, consultants and advisors under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and the 1996 Non-Employee Director Stock Option Plan upon the completion of this Offering.

Anti-Takeover Provisions

     The Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") contain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction. The Articles permit the Board of Directors to establish the rights, preferences, privileges and restrictions of, and to issue, up to 5,000,000 shares of Preferred Stock without shareholder approval. The Company's Bylaws also provide for the staggered election of directors to serve for one-, two- and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 65% of the shares of Common Stock represented at a shareholders' meeting. Certain provisions of the Articles and Bylaws may not be amended except by a similar 65% vote. In addition, the Company is subject to certain anti-takeover provisions of the Pennsylvania Business Corporation Law.

                        PENDING AND RECENT ACQUISITIONS

     Since 1994, the Company has completed 12 strategic acquisitions which have expanded its client base and geographic presence, increased its presence in key industries and substantially increased its revenues and profits. A key element of the Company's growth strategy is to continue to pursue selected strategic acquisitions to serve new geographic markets or industries, expand its presence in its existing markets and add complementary service applications. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. The following is a summary of the Pending Acquisitions, the 1998 Acquisitions and the 1997 Acquisitions.

FCA International Ltd.

     In March 1998, the Company entered into an agreement with FCA pursuant to which NCO is making a cash tender offer for all of the outstanding common shares of FCA at $9.60 per share, Canadian (equivalent to $6.77 in U.S. dollars based upon the exchange rate as of the date of the agreement). The purchase price is valued at approximately $67.6 million.

     The FCA Tender Offer is conditioned upon the tender of two-thirds of the outstanding FCA common shares, on a fully diluted basis, and the satisfaction of certain conditions, including regulatory approvals. The FCA Tender Offer will expire on May 6, 1998 unless withdrawn or extended. FCA's Board of Directors approved the agreement and has recommended that shareholders tender their common shares into the offer. Pursuant to the agreement, Fairfax has agreed, subject to certain conditions, to tender to the bid, the common shares of FCA owned or controlled by it. Fairfax currently owns or controls approximately 27% of the common shares of FCA outstanding on a fully-diluted basis. If at least two-thirds of the outstanding shares of FCA common stock, on a fully-diluted basis, are tendered and the other conditions to closing have been satisfied or waived, the Company will be required to purchase the shares so tendered and may have to pursue other means, including calling a special meeting of FCA shareholders to approve an amalgamation, merger or other transaction, in order to complete the acquisition of the outstanding FCA shares not tendered. In such event, the remaining holders of FCA shares may have the right to dissent to such transaction and demand payment for the fair value of their FCA shares.

     Founded in 1926, FCA is the largest accounts receivable management company in Canada with significant operations in the United States and the United Kingdom. FCA provides accounts receivable management services principally to the government, financial, education, telecommunications, utilities, healthcare, retail and commercial sectors. FCA has undergone a major reorganization, consolidating 88 branch offices into 17 branch locations including three new major branches in Mobile, Alabama, Brantford, Ontario and Vancouver, British Columbia. For the fiscal year ended June 30, 1997 and the nine months ended March 31, 1998, FCA's revenues were approximately $62.8 million and $45.0 million, respectively. Approximately 45% of FCA's consolidated revenue in 1997 was derived from U.S. operations, 40% from Canadian operations and 15% from operations in the United Kingdom. The acquisition of FCA will give the Company the leading market presence in Canada, significantly expand its U.S. operations and provide a platform for further expansion into Europe from the United Kingdom. The Company also expects to realize substantial cost savings from integrating FCA with its operations.

MedSource, Inc.

     The Company has entered into an agreement to acquire all of the outstanding stock of MedSource for approximately $17.9 million in cash. In connection with the acquisition, the Company will repay debt of approximately $17.1 million. The closing is subject to the satisfaction of certain closing conditions, including regulatory approval and other customary conditions.

     Founded in 1997, MedSource provides traditional accounts receivable management services and pre-delinquency outsourcing services primarily to hospitals located throughout the United States. Pre-delinquency outsourcing services include insurance billing and follow-up, insurance claim resolution, private pay collections, and outsourcing of central business office functions. Since its inception, MedSource has completed four acquisitions of other accounts receivable management companies which specialize in providing services to the healthcare industry. Headquartered in Goodlettsville, Tennessee, MedSource has additional offices located in Phoenix,

Arizona; Springfield, Missouri; Chicago Heights, Illinois; Waterford, Michigan; Johnstown, Pennsylvania; and Mount Laurel, New Jersey. For the fiscal year ended December 31, 1997, on a pro forma basis, and the three months ended March 31, 1998, MedSource's revenues were approximately $22.7 million and $5.3 million, respectively. The acquisition of MedSource significantly enhances NCO's market position as a leading provider of accounts receivable management services to the healthcare sector.

The Response Center

     On February 6, 1998, the Company purchased certain assets of TRC, which was an operating division of TeleSpectrum Worldwide, Inc., for $15.0 million in cash plus a performance based earn-out. TRC provided full-service custom market research services to the telecommunications, financial services, utilities, healthcare, pharmaceutical and consumer products sectors. Its capabilities included problem conceptualization, program design, data gathering (by telephone, mail, and focus groups), as well as data tabulation, results analysis and consulting. TRC, with offices in Upper Darby, Pennsylvania, and Philadelphia, Pennsylvania, had revenues of approximately $8.0 million for the year ended December 31, 1997.


Collection Division of American Financial Enterprises, Inc.

     On January 1, 1998, the Company purchased certain assets of AFECD for $1.7 million in cash. AFECD, an accounts receivable management company, expanded NCO's penetration into the governmental and insurance sectors. AFECD's revenues for the year ended December 31, 1997 were approximately $1.7 million.


ADVANTAGE Financial Services, Inc.

     On October 1, 1997, the Company purchased all of the outstanding stock of AFS for $2.9 million in cash, a $1.0 million Note and 46,442 shares of the Company's Common Stock. The Note bears interest payable monthly at a rate of 8.0% per annum with one-half of the principal paid in April 1998 and the balance due in January 1999. The acquisition was valued at approximately $5.0 million. AFS, an accounts receivable management company with offices in Dayton, Ohio and Bristol, Tennessee, allowed NCO further penetration into the medical, telecommunications and commercial sectors. AFS's revenues for the year ended December 31, 1996 were approximately $5.1 million.


Credit Acceptance Corporation

     On October 1, 1997, the Company purchased all of the outstanding stock of CAC for $1.8 million in cash. CAC, an accounts receivable management company located in Pittsburgh, Pennsylvania, allowed NCO further penetration into the healthcare sector. CAC's revenues for the year ended December 31, 1996 were approximately $2.3 million.


Collection Division of CRW Financial, Inc.

     On February 2, 1997, NCO purchased substantially all of the assets of CRWCD for $3.8 million in cash, 517,767 shares of Common Stock and warrants to purchase 375,000 shares of Common Stock at an exercise price of $18.42 per share. The purchase price was valued at approximately $12.8 million. CRWCD provided accounts receivable management services principally to the telecommunications, education, financial, government and utility sectors throughout the United States. In addition, CRWCD had a commercial collections division. CRWCD's revenues for the year ended December 31, 1996 were approximately $25.9 million.


CMS A/R Services

     On January 31, 1997, NCO purchased substantially all of the assets of CMS A/R for $5.1 million in cash. CMS A/R, located in Jackson, Michigan, specialized in providing a wide range of accounts receivable management and administrative services to the utility sector, including traditional recovery of delinquent accounts, outsourced administrative services, early stage accounts receivable management and database management services. CMS A/R's revenues for the year ended December 31, 1996 were approximately $6.8 million.

Tele-Research Center, Inc.

     On January 30, 1997, NCO purchased certain of the assets of Tele-Research for $2.2 million in cash including contingent consideration paid. Tele-Research located in Philadelphia, Pennsylvania, provided market research, data collection and other teleservices to market research companies as well as end-users. Tele-Research's revenues for the year ended December 31, 1996 were approximately $1.8 million.


Goodyear & Associates, Inc.

     On January 22, 1997, NCO purchased all of the outstanding stock of Goodyear for $4.5 million in cash and a $900,000 Convertible Note. The Note is convertible at any time into 63,755 shares of the Company's Common Stock and bears interest payable monthly at a rate of 8.0% per annum with principal due in January 2002. Goodyear, based in Charlotte, North Carolina, provided accounts receivable management services principally to the telecommunications, education and utility sectors. Goodyear's revenues for the year ended December 31, 1996 were approximately $5.5 million.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 5,800,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $148.3 million after deducting the estimated underwriting discount and expenses of the Offering and based on an assumed public offering price of $27.00 per share. The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders.

     Approximately $67.6 million of the net proceeds will be used to repay debt under the Company's Credit Agreement with Mellon Bank, N.A. ("Mellon") expected to be incurred in connection with the FCA Tender Offer. The Company entered into the Credit Agreement in July 1995 to obtain working capital and acquisition financing and to refinance certain existing debt. The Credit Agreement, as amended, provides a revolving line of credit which permits borrowings of up to $75.0 million at an interest rate ranging from LIBOR plus 0.75% to LIBOR plus 2.0% (LIBOR was 5.69% at March 31, 1998). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Approximately $17.9 million of the net proceeds will be used to pay the cash portion of the MedSource acquisition, or the repayment of borrowings under the Credit Agreement used to finance the MedSource Acquisition, which acquisition is expected to close in the second quarter of 1998. The acquisition is subject to the satisfaction of certain closing conditions, including regulatory approval and other customary conditions.

     The Company intends to use approximately $21.9 million of the net proceeds to repay certain outstanding indebtedness of the Pending Acquisitions following the completion of such acquisitions.

     The Company intends to use the remaining net proceeds of $40.9 million for working capital and other general corporate purposes, including other possible future acquisitions. The Company regularly reviews various strategic acquisition opportunities and periodically engages in discussions regarding such possible acquisitions. Pending the uses described above, the Company intends to invest its net proceeds in short-term, investment-grade securities.


                                DIVIDEND POLICY

     The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, the Company's Credit Agreement prohibits the Company from paying cash dividends without the lender's prior consent. The Company currently intends to retain future earnings to finance its operations and fund the growth of its business. Any payment of future dividends will be at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Company's Board of Directors deems relevant.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market since the Company's initial public offering on November 6, 1996. The Common Stock is traded under the symbol "NCOG". The table has been adjusted to reflect the 3-for-2 stock split paid in December 1997.


                                                High          Low
                                             -----------   -----------
1996
 Fourth Quarter (from November 6) ..........   $12.96        $11.00
1997
 First Quarter .............................    18.92         11.17
 Second Quarter ............................    22.50         12.17
 Third Quarter .............................    26.50         20.58
 Fourth Quarter ............................    28.33         21.00
1998
 First Quarter .............................    29.25         21.87
 Second Quarter (through May 1) ............    28.00         23.75

     On May 1, 1998, the last reported sale price of the Common Stock on the Nasdaq National Market was $27.31 per share. As of April 30, 1998, the Company's Common Stock was held by approximately 50 holders of record. Based on information obtained from the Company's transfer agent, the Company believes that there are approximately 1,000 beneficial owners of its Common Stock.

                                CAPITALIZATION

     The following table sets forth as of March 31, 1998: (a) the actual capitalization of the Company; (b) the pro forma capitalization of the Company giving effect to the Pending Acquisitions; and (c) the pro forma capitalization of the Company as adjusted to give effect to: (i) the exercise of stock options to purchase an aggregate of 61,058 shares of Common Stock which are being sold by certain Selling Shareholders in the Offering and the receipt by the Company of the aggregate exercise price of $157,920; and (ii) the sale by the Company of 5,800,000 shares of Common Stock in the Offering (at an assumed public offering price of $27.00 per share) and the application of the net proceeds therefrom as set forth in "Use of Proceeds." This table should be reviewed in conjunction with the Company's historical and pro forma financial statements and related notes appearing elsewhere in this Prospectus or incorporated herein by reference.

                                                                                 March 31, 1998
                                                                  ---------------------------------------------
                                                                                                   Pro Forma
                                                                    Actual      Pro Forma(1)     As Adjusted(2)
                                                                  ----------   --------------   ---------------
                                                                                 (In thousands)
Long-term debt, net of current portion ........................    $   923        $ 94,715          $    923
Capitalized lease obligations, net of current portion .........        225             909               814
Deferred taxes and other liabilities ..........................      2,284           2,287             2,287
                                                                   -------        --------          --------
      Total long-term liabilities .............................      3,432          97,911             4,024
Shareholders' equity:
   Preferred Stock, no par value, 5,000,000 shares
    authorized; no shares issued and outstanding ..............         --              --                --
   Common Stock, no par value, 37,500,000 shares
    authorized;
      13,390,651 shares issued and outstanding, actual,
      19,251,709 shares issued and outstanding, as
       adjusted (3) ...........................................     80,802          80,802           229,130
   Unexercised warrants (4) ...................................        875             875               875
   Retained earnings ..........................................     10,279          10,279            10,279
                                                                   -------        --------          --------
      Total shareholders' equity ..............................     91,956          91,956           240,284
                                                                   -------        --------          --------
      Total capitalization ....................................    $95,388        $189,867          $244,308
                                                                   =======        ========          ========

     (1) Gives effect to: (i) the pending acquisition of FCA for approximately $67.6 million in cash, which was assumed to be borrowed against the Company's credit facility, and the recognition of certain acquisition related liabilities; and (ii) the pending acquisition of MedSource, for approximately $17.9 million in cash, of which $7.4 million was assumed to be borrowed from the Company's credit facility, and the recognition of certain acquisition related liabilities. The Company expects to recognize goodwill of $56.2 million and $36.3 million for the FCA and MedSource acquisitions, respectively.

     (2) Gives effect to the issuance of 5.8 million shares of Common Stock at an assumed public offering price of $27.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

     (3) Excludes: (i) an aggregate of 2,052,659 shares of Common Stock (1,991,601 shares, pro forma as adjusted) reserved for issuance under the Company's 1995 Stock Option Plan, 1996 Stock Option Plan and 1996 Non-Employee Director Stock Option Plan; (ii) 63,755 shares of Common Stock reserved for issuance upon the conversion of the Company's $900,000 Convertible Note issued as partial consideration for the Goodyear acquisition; and (iii) 375,000 shares of Common Stock reserved for issuance upon the exercise of warrants at an exercise price of $18.42 per share issued by the Company as partial consideration for the CRWCD acquisition.

     (4) Reflects 375,000 shares of Common Stock reserved for issuance upon the exercise of warrants at an exercise price of $18.42 per share issued by the Company as partial consideration for the CRWCD acquisition.

                            SELECTED FINANCIAL DATA
                 (Amounts in thousands, except per share data)

     The selected financial data of the Company for each of the five years in the period ended December 31, 1997 are derived from the financial statements of the Company which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data as of March 31, 1998 and for the three months ended March 31, 1997 and 1998 are derived from the unaudited financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position for such periods. The results for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the full year. The Pro Forma Consolidated Financial Statements do not purport to represent what NCO's actual results of operations or financial position would have been had the acquisitions occurred as of such dates, or to project NCO's results of operations or financial position for any period or date, nor does it give effect to any matters other than those described in the notes thereto. The following data should be read in conjunction with the Company's actual consolidated financial statements incorporated by reference in this Prospectus and the Company's pro forma consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                           For the Years Ended December 31,
                                                ------------------------------------------------------
                                                   1993        1994          1995            1996
                                                ----------  ----------  --------------  --------------
Statement of Income Data:
Revenue ......................................   $ 7,445     $ 8,578      $ 12,733        $ 30,760
Operating costs and expenses:
 Payroll and related expenses ................     4,123       4,558         6,797          14,651
 Selling, general and administrative
  expenses ...................................     2,391       2,674         4,042          10,033
 Depreciation and amortization expenses              141         215           348           1,254
 Reorganization charge .......................        --          --            --              --
                                                 -------     -------      --------        --------
Income from operations .......................       790       1,131         1,546           4,822
Other income (expense) .......................        11         (45)         (180)           (575)
                                                 -------     -------      --------        --------
Income before provision for income taxes             801       1,086         1,366           4,247
Income tax expense (4) .......................       320         434           546           1,706
                                                 -------     -------      --------        --------
Net income (4) ...............................   $   481     $   652      $    820        $  2,541
                                                 =======     =======      ========        ========
Net income per share:
 Basic (4) ...................................                            $   0.12        $   0.34
                                                                          ========        ========
 Diluted (4) .................................                            $   0.12        $   0.34
                                                                          ========        ========
Weighted average shares outstanding:
 Basic .......................................                               7,093(5)        7,630(5)
 Diluted .....................................                               7,093(5)        7,658(5)


                                                                     December 31,
                                                ------------------------------------------------------
                                                  1993         1994           1995            1996
                                                --------     --------     ----------      ----------
 Balance Sheet Data:

 Cash and cash equivalents ...................   $   562     $   526      $    805        $ 12,059
 Working capital .............................       445         473           812          13,629
 Total assets ................................     1,990       3,359         6,644          35,826
 Long-term debt, net of current portion .             59         732         2,593           1,092
 Shareholders' equity ........................       876       1,423         2,051          30,648

                                       21

                                                For the Years Ended December 31,                Three Months Ended March 31,
                                                --------------------------------               -----------------------------
                                                              1997                                          1998
                                                --------------------------------               -------------------------------
                                                                  Pro Forma As                                  Pro Forma As
                                                    Actual      Adjusted (1)(2)       1997         Actual     Adjusted (2)(3)
                                                -------------  -----------------  -----------  -------------  ----------------
Statement of Income Data:
Revenue ......................................    $  85,284        $ 188,395       $ 18,077    $27,609       $ 48,399
Operating costs and expenses:
 Payroll and related expenses ................       42,502           94,315          9,046     14,144         24,832
 Selling, general and administrative
  expenses ...................................       27,947           62,525          5,932      8,568         15,173
 Depreciation and amortization expenses               3,369           11,540            716      1,155          2,094
 Reorganization charge .......................           --            1,517             --         --             --
                                                  ---------        ---------       --------    --------       --------
Income from operations .......................       11,466           18,498          2,383      3,742          6,300
Other income (expense) .......................          388            1,074            (82)       153            150
                                                  ---------        ---------       --------    --------       --------
Income before provision for income taxes             11,854           19,572          2,301      3,895          6,450
Income tax expense (4) .......................        4,780            8,642            994      1,579          2,984
                                                  ---------        ---------       --------    --------       --------
Net income (4) ...............................    $   7,074        $  10,930       $  1,307    $ 2,316        $ 3,466
                                                  =========        =========       ========    ========       ========
Net income per share:
 Basic (4) ...................................    $    0.59        $    0.65       $   0.12    $  0.17        $  0.20
                                                  =========        =========       ========    ========       ========
 Diluted (4) .................................    $    0.57        $    0.62       $   0.12    $  0.17        $  0.19
                                                  =========        =========       ========    ========       ========
Weighted average shares outstanding:
 Basic .......................................       11,941           16,944         10,656     13,240         17,452
 Diluted .....................................       12,560           17,576         11,230     13,801         18,013

                                                                                                  March 31, 1998
                                                                                  ----------------------------------------------
                                                                                                  Pro         Pro Forma As
                                                     1997                         Actual        Forma (6)      Adjusted (7)
                                                  ---------                       ---------    -------------  ----------------
 Balance Sheet Data:

 Cash and cash equivalents ...................    $  29,539                        $ 16,088    $ 9,148        $60,707
 Working capital .............................       36,440                          22,173      2,199         56,640
 Total assets ................................      101,636                         105,708    227,420        278,979
 Long-term debt, net of current portion .             1,437                             923     94,715            923
 Shareholders' equity ........................       89,334                          91,956     91,956        240,284

------------
(1) Assumes that the 1997 Acquisitions, the 1998 Acquisitions and the Pending Acquisitions occurred on January 1, 1997. Gives effect to: (i) the elimination of payroll and related expenses relating to certain redundant collection and administrative personnel costs immediately eliminated at the time of the 1997 Acquisitions and the 1998 Acquisitions and expenses identified during the due diligence process which will be eliminated upon the closing of the Pending Acquisitions; (ii) the elimination of certain rental expenses and related operating costs attributable to facilities which were closed at the time of the 1997 Acquisitions and the 1998 Acquisitions and facilities identified during the due diligence process which will be closed upon the completion of the Pending Acquisitions; (iii) the increase in amortization expense resulting from the acquisitions; (iv) the elimination of depreciation and amortization expense related to assets revalued or not acquired; (v) interest expense on borrowings related to the acquisitions; (vi) the estimated income tax expense, after giving consideration to non-deductible goodwill expense; (vii) the elimination of interest expense on debt assumed to be repaid with a portion of the proceeds from the Offering; (viii) the issuance of 517,767 shares of Common Stock and warrants exercisable for 375,000 shares of Common Stock in connection with the acquisition of CRWCD; (ix) the issuance of 1,425,753 shares of Common Stock in the July 1997 Offering at the public offering price of $19.67 per share which, net of the underwriting discount and offering expenses paid by the Company, would be sufficient to repay acquisition related debt of $8.4 million and to fund the acquisitions of AFECD and TRC; (x) the issuance of 46,442 shares of Common Stock issued in connection with the acquisition of AFS; and (xi) the issuance of 4.2 million shares of Common Stock at an assumed public offering price of $27.00 per share, net of the estimated underwriting discount and offering expenses payable by the Company, which would be sufficient to repay acquisition related debt of $75.0 million, repay debt of $21.9 million recognized in connection with the Pending Acquisitions and pay an additional $10.5 million necessary to fund the Pending Acquisitions.

(2) Includes reorganization charges and other costs of $1.9 million and $90,000 for the year ended December 31, 1997, and the three months ended March
    31, 1998, respectively. Net income per share -- basic, and net income per share -- diluted would have been $0.72 and $0.69, respectively, and $0.20 and $0.20, respectively, on a pro forma basis, assuming those charges had not been incurred.

(3) Assumes that the TRC acquisition and the Pending Acquisitions occurred on January 1, 1998. Gives effect to: (i) the elimination of payroll and related expenses relating to certain redundant collection and administrative personnel costs immediately eliminated at the time of the TRC acquisition and expenses identified during the due diligence process which will be eliminated upon the closing of the Pending Acquisitions; (ii) the elimination of certain rental expenses and related operating costs attributable to facilities which were identified during the due diligence process and will be closed upon the completion of the Pending Acquisitions;
    (iii) the increase in amortization expense resulting from the TRC acquisition and the Pending Acquisitions; (iv) the elimination of depreciation and amortization expense related to assets revalued or not acquired; (v) interest expense on borrowings related to the Pending Acquisitions; (vi) the estimated income tax expense, after giving consideration to non-deductible goodwill expense; (vii) the elimination of interest expense on debt assumed to be repaid with a portion of the proceeds from the Offering; and (viii) the issuance of 4.2 million shares of Common Stock at an assumed public offering price of $27.00 per share, net of the estimated underwriting discount and offering expenses payable by the Company, which would be sufficient to repay acquisition related debt of $75.0 million, repay debt of $21.9 million recognized in connection with the Pending Acquisitions and pay an additional $10.5 million necessary to fund the Pending Acquisitions.

(4) The Company was taxed as an S Corporation prior to September 3, 1996. Accordingly, income tax expense and net income have been provided on a pro forma basis as if the Company had been subject to income taxes in all periods presented.

(5) Assumes that the Company issued 374,637 shares of Common Stock at $8.67 per share to fund the distribution of undistributed S Corporation earnings of $3.2 million through September 3, 1996, the termination date of the Company's S Corporation status, to existing shareholders of the Company.

(6) Gives effect to: (i) the pending acquisition of FCA for approximately $67.6 million in cash, which was assumed to be borrowed against the Company's credit facility, and the recognition of certain acquisition related liabilities; and (ii) the pending acquisition of MedSource for approximately $17.9 million in cash, of which $7.4 million was assumed to be borrowed against the Company's credit facility, and the recognition of certain acquisition related liabilities. The Company expects to recognize goodwill of $56.2 million and $36.3 million for the FCA and MedSource acquisitions, respectively.

(7) Gives effect to the issuance of 5.8 million shares of Common Stock at an assumed public offering price of $27.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Overview

     NCO is a leading provider of accounts receivable management and other outsourced services such as customer service call centers, market research and other outsourced administrative services. In 1997, accounts receivable management services comprised more than 89.6% of the Company's revenue. As a result of rapid internal growth and selected strategic acquisitions, the Company's revenue has grown from $7.4 million in 1993 to $188.4 million in 1997 on a pro forma basis.

     The Company has historically generated substantially all of its revenue from the recovery of delinquent accounts receivable on a contingency fee basis. Contingency fees typically range from 15% to 35% of the amount recovered on behalf of the Company's clients, but can range from 6% for the management of accounts placed early in the recovery cycle to 50% for accounts which have been serviced extensively by the client or by other third-party providers. In addition, the Company generates revenue from fixed fee services for certain accounts receivable management and other related services. Revenue is earned and recognized upon collection of accounts receivable for contingency fee services and as work is performed for fixed fee services. The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. In the event of termination, however, clients typically do not withdraw accounts referred to the Company prior to the date of termination, thus providing the Company with an ongoing stream of revenue from such accounts which diminishes over time.

     The Company's costs consist principally of payroll and related costs, selling, general and administrative costs, and depreciation and amortization. Payroll and related expenses consist of wages and salaries, commissions, bonuses and benefits for all employees of the Company, including management and administrative personnel. As the Company has grown, payroll costs as a percentage of revenue have gradually declined. Selling, general and administrative expenses, which include postage, telephone and mailing costs, and other costs of collections as well as expenses which directly support the operations of the business including facilities costs, equipment maintenance, sales and marketing, data processing, professional fees and other management costs, have remained relatively constant as a percentage of revenue since 1993.

     To date, all of the Company's acquisitions have been accounted for under the purchase method of accounting with the results of the acquired companies included in the Company's statements of income beginning on the date of acquisition. In pursuing acquisitions, the Company typically seeks to serve new geographic markets or industries, expand its presence in its existing markets and add complementary services. Upon completion of an acquisition, the Company immediately focuses on achieving operating efficiencies by eliminating redundant expenses and reducing certain other expenses to levels consistent with the Company's current operating results. Included elsewhere in this prospectus are Pro Forma Consolidated Financial Statements which show the effect of the 1997 Acquisitions, the 1998 Acquisitions and the Pending Acquisitions as if the results of each acquired company had been included in the Company's statements of income for the periods presented.

     For the periods shown prior to September 3, 1996, the Company had been treated for federal and state income tax purposes as an S Corporation. As a result, the Company's shareholders, rather than the Company, were taxed directly on the earnings of the Company for federal and certain state income tax purposes. The Company terminated its status as an S Corporation effective September 3, 1996 and is now subject to federal and state income taxes at applicable C Corporation rates. Accordingly, the income tax expense has been calculated as if the Company were subject to federal and state income taxes for all prior periods.

Results of Operations

     The following table sets forth income statement data on an historical and pro forma basis as a percentage of revenue:

                                                              Years Ended December 31,
                                                 --------------------------------------------------
                                                     1995         1996               1997
                                                 -----------  -----------  ------------------------
                                                                                            Pro
                                                                              Actual       Forma
                                                                           -----------  -----------
Revenue .......................................  100.0%       100.0%       100.0%       100.0%
Operating costs and expenses:
 Payroll and related expenses .................   53.4         47.6         49.8         50.1
 Selling, general and administrative
  expenses ....................................   31.7         32.6         32.8         33.2
 Depreciation and amortization expenses. .         2.7          4.1          4.0          6.1
 Reorganization charge ........................     --           --           --          0.8
                                                 ------       ------       ------       ------
  Total operating costs and expenses. .........   87.8         84.3         86.6         90.2
                                                 ------       ------       ------       ------
Income from operations ........................   12.2         15.7         13.4          9.8
Other income (expense) ........................  ( 1.4)       ( 1.9)         0.5         (3.3)
                                                 ------       ------       ------       ------
Income before income tax expense ..............   10.8         13.8         13.9          6.5
Income tax expense (1) ........................    4.3          5.5          5.6          3.0
                                                 ------       ------       ------       ------
Net income ....................................    6.5%         8.3%         8.3%         3.5%
                                                 ======       ======       ======       ======

                                                      Three Months Ended March 31,
                                                 -------------------------------------
                                                     1997               1998
                                                 -----------  ------------------------
                                                                               Pro
                                                                 Actual       Forma
                                                              -----------  -----------
Revenue .......................................  100.0%       100.0%       100.0%
Operating costs and expenses:
 Payroll and related expenses .................   50.0         51.2         51.3
 Selling, general and administrative
  expenses ....................................   32.8         31.0         31.4
 Depreciation and amortization expenses. .         4.0          4.2          4.3
 Reorganization charge ........................     --           --           --
                                                 ------       ------       ------
  Total operating costs and expenses. .........   86.8         86.4         87.0
                                                 ------       ------       ------
Income from operations ........................   13.2         13.6         13.0
Other income (expense) ........................  ( 0.5)         0.6         (3.7)
                                                 ------       ------       ------
Income before income tax expense ..............   12.7         14.2          9.3
Income tax expense (1) ........................    5.5          5.7          4.5
                                                 ------       ------       ------
Net income ....................................    7.2%         8.5%         4.8%
                                                 ======       ======       ======

------------
(1) The Company was taxed as an S Corporation prior to September 3, 1996. Accordingly, income tax expense and net income have been provided as if the Company had been subject to income taxes in all periods presented.

Three Months Ended March 31, 1998 Compared to Three Months Ended March 31, 1997

         Revenue. Revenue increased $9.5 million or 52.7% to $27.6 million for the three months ended March 31, 1998 from $18.1 million for the comparable period in 1997. Of this increase, $3.6 million was attributable to the addition of new clients and growth in business from existing clients. Revenue attributable to the Goodyear, Tele-Research, and CMS A/R acquisitions completed in January 1997 represented $908,000 of the increase and $1.2 million of the increase was attributable to the CRWCD acquisition completed in February 1997. In addition, $2.1 million of the increase was attributable to the AFS and CAC acquisitions completed in October 1997 and $1.7 million of the increase was attributable to the AFECD and TRC acquisitions completed in the first quarter of 1998.

         Payroll and related expenses. Payroll and related expenses increased $5.1 million to $14.1 million for the three months ended March 31, 1998 from $9.0 million for the comparable period in 1997, and increased as a percentage of revenue to 51.2% from 50.0%. Payroll and related expenses increased as a percentage of revenue primarily as a result of the market research division having a higher payroll cost structure than that of the remainder of the Company. In addition, there were additional payroll costs attributable to the start up of a contract with the United States Department of Education (the "DOE Contract") which required the Company to hire and train a certain number of collection personnel prior to realizing any revenue under the contract. These higher costs were partially offset by lower payroll costs in the AFS and CAC acquisitions and by spreading the cost of management and administrative personnel over a larger revenue base.

         Selling, general and administrative expenses. Selling, general and administrative expenses increased $2.7 million to $8.6 million for the three months ended March 31, 1998 from $5.9 million for the comparable period in 1997, and decreased as a percentage of revenue to 31.0% from 32.8%. A portion of the decrease was attributable to the market research division having a lower selling, general and administrative expense structure than that of the remainder of the business. In addition, additional operating efficiencies were obtained by spreading selling, general and administrative expenses over a larger revenue base.

         Depreciation and amortization. Depreciation and amortization increased to $1.2 million for the three months ended March 31, 1998 from $716,000 for the comparable period in 1997. Of this increase, $90,000 was attributable to the CAC and AFS acquisitions, and $120,000 was attributable to the AFECD and TRC acquisitions. The remaining $274,000 primarily consisted of depreciation resulting from normal capital expenditures incurred in the ordinary course of business.

     Other income (expense). Interest and investment income increased $139,000 to $232,000 for the three months ended March 31, 1998 from $93,000 for the comparable period in 1997. This increase was primarily attributable to the investment of funds remaining from the 1997 Offering, as well as an increase in operating funds and funds held in trust for clients. Interest expense decreased to $78,000 for the three months ended March 31, 1998 from $175,000 for the comparable period in 1997. During the first quarter of 1997, the Company borrowed $8.4 million on its revolving credit facility to partially finance the Goodyear, Tele-Research, CMS A/R and CRWCD acquisitions, and issued a $900,000 convertible note payable in connection with the Goodyear acquisition in January 1997. The revolving credit facility was repaid with a portion of the proceeds from the 1997 Offering. In addition, the $1.0 million convertible note payable issued in connection with the Management Adjustment Bureau, Inc. ("MAB") acquisition in September 1996 was converted to Common Stock in connection with the 1997 Offering.

     Income tax expense. Income tax expense increased to $1.6 million, or 40.5% of income before taxes, for the three months ended March 31, 1998 from $994,000, or 43.2% of income before taxes, for the comparable period in 1997. Income taxes were computed after giving effect to non-deductible goodwill expenses resulting from certain of the acquired companies.

     Net income. Net income increased $1.0 million or 77.2% to $2.3 million for the three months ended March 31, 1998 from $1.3 million for the comparable period in 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

     Revenue. Revenue increased $54.5 million or 177.3% to $85.3 million for 1997 from $30.8 million in 1996. Of this increase in revenue, $8.7 million of revenue was attributable to the acquisition of MAB completed in September 1996 and $37.1 million of revenue was attributable to the 1997 Acquisitions. The addition of new clients and growth in business from existing clients represented $8.7 million of the increase in revenue.

     Payroll and related expenses. Payroll and related expenses increased $27.9 million to $42.5 million for 1997 from $14.7 million in 1996, and increased as a percentage of revenue to 49.8% from 47.6%. Payroll and related expenses increased as a percentage of revenue primarily as a result of the businesses acquired in the MAB acquisition and the 1997 Acquisitions which closed in the first quarter of 1997 having higher cost structures than that of the Company. This increase was partially offset by spreading the cost of management and administrative personnel over a larger revenue base. In addition, in the fourth quarter of 1997 there was $339,000 of additional payroll expense attributable to the start up of the DOE Contract which required the Company to hire and train a certain number of collection personnel prior to realizing any revenue under the contract.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $17.9 million to $27.9 million for 1997 from $10.0 million in 1996. Selling, general and administrative expenses increased slightly as a percentage of revenue to 32.8% from 32.6% due to start up costs attributable to the DOE Contract of $274,000. Also, the business acquired in the 1997 Acquisitions had a higher cost structure than that of the Company and the Company has continued to experience increased costs as a result of changes in business mix which require the increased use of national databases and credit reporting services. The increases were offset by realizing operating efficiencies and by spreading selling, general and administrative expenses over a larger revenue base.

     Depreciation and amortization. Depreciation and amortization increased to $3.4 million for 1997 from $1.3 million in 1996. Of this increase, $1.8 million was a result of the MAB acquisition and the 1997 Acquisitions. The remaining $260,000 consisted of amortization of deferred financing charges and depreciation resulting from capital expenditures incurred in the normal course of business.

     Other income (expense). Interest and investment income increased $778,000 to $1.0 million for 1997 from the comparable period in 1996. This increase was primarily attributable to the investment of funds remaining from the Company's public offering completed in July 1997 (the "1997 Offering"), as well as an increase in operating funds and funds held in trust for clients. Interest expense decreased to $591,000 for 1997 from $818,000 in 1996. Although the Company's revolving credit facility had been repaid with a portion of the net proceeds from the Company's initial public offering completed in November 1996 (the "IPO"), the Company borrowed $8.4 million on its revolving credit facility to partially finance the 1997 Acquisitions which closed in the first quarter of 1997, and issued a $900,000 convertible note payable in connection with the Goodyear acquisition in January 1997. The revolving credit facility was repaid with a portion of the proceeds from the 1997 Offering. In addition, the $1.0 million convertible note payable issued in connection with the MAB acquisition in September 1996 was converted to Common Stock in connection with the 1997 Offering. As a result of the disposal of certain fixed assets in the move of the Company's corporate headquarters in July 1997, the Company incurred a loss on the disposal of fixed assets in the amount of $41,000.

     Income tax expense. Income tax expense for 1997 was $4.8 million or 40.3% of income before taxes and was computed after giving effect to non-deductible goodwill expenses resulting from certain of the acquired companies. In 1996, the Company was an S Corporation until September 3, 1996 and, accordingly, there was no income tax expense until that time. The income tax expense of $1.7 million for 1996 (assuming the Company was taxed as a C Corporation for the entire year) was computed utilizing an assumed rate of 40.0% after giving effect to non-deductible goodwill.

     Net income. Net income in 1997 increased to $7.1 million from net income of $2.5 million in 1996, a 178.4% increase.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

     Revenue. Revenue increased $18.0 million or 141.6% to $30.8 million in 1996 from $12.7 million in 1995. Of this increase, $5.0 million was attributable to the MAB acquisition completed in September 1996, $6.8 million was attributable to the Trans Union Corporation Collections Division ("TCD") acquisition completed in January 1996, and $1.3 million was attributable to a full year of revenue from the Eastern Business Services, Inc. ("Eastern") acquisition in 1996 versus three months in 1995. Additionally, $4.8 million of the increase was due to internal growth from the addition of new clients and a growth in business from existing clients. Of this internal growth, $2.9 million of the increase was due to a full 12 months of revenue in 1996 from a contract awarded to the Company by a government agency in April 1995. Revenue from other related services, which became an area of focus in 1996, increased $1.2 million to $1.5 million in 1996 from $259,000 in 1995.

     Payroll and related expenses. Payroll and related expenses increased $7.9 million to $14.7 million in 1996 from $6.8 million in 1995, but decreased as a percentage of revenue to 47.6% from 53.4%. The decrease in payroll and related expenses as a percentage of revenue was primarily the result of spreading the relatively fixed costs of management and administrative personnel over a larger revenue base and the increased utilization of "on-line" computer services and other outside services, as well as eliminating redundant administrative staff following the TCD and Eastern acquisitions. These efficiencies were offset in part by higher payroll and related expenses of MAB as a percentage of its revenue. The effect of MAB was minimized due to only four months of the operations of MAB being included in the income statements.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased $6.0 million to $10.0 million in 1996, from $4.0 million in 1995, and increased as a percentage of revenue to 32.6% from 31.7%. A large percentage of the increase was due to the increased costs associated with litigation management services performed by the Company on behalf of its clients in states where the laws are more conducive to the utilization of the legal process for recovery of delinquent accounts. In addition, the Company experienced increased costs as a result of a change in business mix which required the increased use of national data bases and credit reporting services. These increases were offset in part by operating efficiencies resulting from the TCD acquisition.

     Depreciation and amortization. Depreciation and amortization increased to $1.3 million in 1996 from $348,000 in 1995. Of this increase, $605,000 was a result of the MAB, TCD and Eastern acquisitions. The remaining $301,000 consisted of amortization of deferred financing charges and depreciation resulting from capital expenditures incurred in the ordinary course of business.

     Other income (expense). Interest expense increased to $818,000 in 1996 from $180,000 in 1995, primarily due to increased borrowings associated with the acquisitions of MAB, TCD and Eastern. Also included in other income (expense) for 1995 was a loss from the disposal of assets of $49,000.

     Income tax expense. Income tax expense of $1.7 million and $546,000 in 1996 and 1995, respectively (assuming the Company was taxed as a C Corporation for each of the respective years), was computed using an assumed tax rate of 40.0% after giving effect to non-deductible goodwill from certain of the acquired companies.

     Net income. Net income increased to $2.5 million in 1996 from $820,000 in 1995, a 210.0% increase.

Quarterly Results

     The following table sets forth selected actual historical financial data for the calendar quarters of 1996 and 1997, and for the first calendar quarter of 1998. This quarterly information is unaudited but has been prepared on a basis consistent with the Company's audited financial statements incorporated by reference herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                  Quarter Ended
                              --------------------------------------------------
                                                     1996
                              --------------------------------------------------
                                Mar. 31      Jun. 30     Sept. 30      Dec. 31
                              -----------  -----------  ----------  ------------
                                            (dollars in thousands)
Revenue ....................    $ 6,044      $ 6,499     $ 7,715      $ 10,502
Income from operations .....        915        1,156       1,183         1,569
Net income .................        760        1,001         968           906
As a percentage of revenue:
Income from operations .....       15.1%        17.8%       15.3%         14.9%
Net income .................       12.6%        15.4%       12.5%          8.6%

                              --------------------------------------------------------------------
                                                       1997                               1998
                              ------------------------------------------------------  ------------
                                 Mar. 31       Jun. 30      Sept. 30       Dec. 31       Mar. 31
                              ------------  ------------  ------------  ------------  ------------
                             (dollars in thousands)
Revenue ....................    $ 18,077      $ 21,162      $ 21,739      $ 24,306      $ 27,609
Income from operations .....       2,383         3,039         3,112         2,932         3,742
Net income .................       1,307         1,717         2,082         1,968         2,317
As a percentage of revenue:
Income from operations .....        13.2%         14.4%         14.3%         12.1%         13.6%
Net income .................         7.2%          8.1%          9.6%          8.1%          8.4%

     The Company has experienced and expects to continue to experience quarterly variations in operating results as a result of many factors, including the costs and timing of completion and integration of acquisitions, the timing of clients' accounts receivable management programs, the commencement of new contracts, the termination of existing contracts, costs to support growth by acquisition or otherwise, the costs and timing of completion and integration of acquisitions, the effect of the change of business mix on margins and the timing of additional selling, general and administrative expenses to support new business. In the fourth quarter of 1996, income from operations and net income as a percentage of revenue were lower than in prior quarters of 1996 largely as a result of the higher payroll and related expenses of MAB as compared to the Company's core business. Similarly, in the first quarter of 1997, the Company's operating and net margins were adversely affected by the higher cost structures of MAB and the 1997 Acquisitions which closed in the first quarter of 1997 as compared to the Company's core business. In addition, in connection with certain customers, the Company could incur costs in periods prior to recognizing revenue under such contracts. For example, income from operations and net income in the fourth quarter of 1997 were adversely affected by start-up costs attributable to the DOE Contract. Without such costs, the income from operations and net income for the quarter ended December 31, 1997 would have been 14.6% and 9.6%, respectively. Additionally, the Company's planned operating expenditures are based on revenue forecasts, and if revenues are below expectations in any given quarter, operating results would likely be materially adversely affected. While the effects of seasonality on the Company's business historically have been obscured by its rapid growth, the Company's business tends to be slower in the third and fourth quarters of the year due to the summer and holiday seasons.

     Liquidity and Capital Resources

     In July 1997, the Company completed the 1997 Offering, selling 2,166,000 shares of Common Stock and receiving net proceeds of approximately $40.4 million. In November 1996, the Company completed its IPO, selling 3,750,000 shares of Common Stock and receiving net proceeds of approximately $28.8 million.

     The Company's primary sources of cash have historically been cash flow from operations, bank borrowings and, in 1996 and 1997, the net proceeds from the IPO and the 1997 Offering, respectively. Cash has been used for acquisitions, S Corporation distributions to shareholders prior to the IPO, purchases of equipment and working capital to support the Company's growth.

     Cash provided by operating activities was $4.9 million during the three months ended March 31, 1998, and $1.4 million for the comparable period in 1997. The increase in cash provided by operations was primarily due to the increase in net income to $2.3 million for the three months ended March 31, 1998 compared to $1.3 million for the comparable period in 1997. In addition the increase in cash provided by operations was also attributable to the decrease in other current and long term assets by $728,000 for the three months ended March 31, 1998 compared to $177,000 for the comparable period in 1997, and the increase in non-cash charges, primarily depreciation and amortization, to $1.2 million during the three months ended March 31, 1998 compared to $716,000 for the comparable period in 1997.

     Cash provided by operating activities was $6.7 million in 1997 and $2.8 million in 1996. The increase in cash provided by operations was primarily due to the increase in net income to $7.0 million in 1997 compared to $3.6 million in 1996, and the increase in non-cash charges, primarily depreciation and amortization, to $3.4 million in 1997 compared to $1.3 million in 1996. These increases were offset by a $3.9 million increase in accounts receivable in 1997 compared to a $1.8 million increase in 1996. Approximately $1.0 million of accounts payable and accrued expenses in acquired companies were reduced in order to bring the balances in line with NCO's payment policies.

     Cash provided by operating activities was $2.8 million in 1996 and $2.0 million in 1995. The increase in cash provided by operations was primarily due to the increase in net income to $3.6 million in 1996 compared to $1.4 million in 1995, and the increase in non-cash charges, primarily depreciation and amortization, to $1.3 million in 1996 compared to $348,000 in 1995. These increases were offset by a $1.8 million increase in accounts receivable in 1996 compared to a $572,000 increase in 1995 and a $222,000 increase in accounts payable and accrued expenses in 1996 compared to an $858,000 increase in 1995.

     Cash used in investing activities was $18.2 million during the three months ended March 31, 1998 compared to $15.9 million for the comparable period in 1997. The increase was primarily due to the cash portion of the purchase price paid for the acquisitions of AFECD and TRC in the first quarter of 1998 versus the cash portion of the purchase price paid for the acquisitions of Goodyear, Tele-Research, CMS A/R, and the CRWCD during the first quarter of 1997. In addition, during the three months ended March 31, 1998, capital expenditures were $1.1 million compared to $312,000 for the comparable period in 1997.

     Cash used in investing activities was $29.2 million in 1997 compared to $13.3 million for 1996. The increase was primarily due to the 1997 Acquisitions compared with the acquisitions of TCD and MAB in 1996. The Company financed the 1997 Acquisitions with the proceeds of the 1997 Offering and the IPO, borrowings under the Credit Agreement, seller financing and working capital. The 1997 Acquisitions collectively resulted in goodwill of $37.0 million.

     Cash used in investing activities was $13.3 million in 1996 compared to $2.1 million in 1995. The increase was primarily due to the acquisitions of MAB and TCD in 1996. The Company financed these acquisitions with borrowings under the Credit Agreement and seller financing. The 1996 acquisitions collectively resulted in goodwill of $14.0 million.

     In addition to equipment financed under operating leases, capital expenditures were $298,000, $976,000 and $3.4 million in 1995, 1996 and 1997, respectively.

     Cash used in financing activities was $108,000 during the three months ended March 31, 1998 compared to cash provided by financing activities of $8.2 million for the comparable period in 1997. During the first quarter of 1997, bank borrowings were the Company's primary source of cash from financing activities and were used for acquisitions. The Company raised net proceeds of approximately $40.4 million in the 1997 Offering and used a portion of the proceeds from the IPO and the 1997 Offering to repay $8.4 million of outstanding indebtedness under its revolving credit facility.

     Cash provided by financing activities was $39.9 million in 1997 compared to $21.8 million in 1996. Net proceeds of $40.4 million from the 1997 Offering was the Company's primary source of cash from financing activities which was used for acquisitions and to repay outstanding indebtedness.

     Cash provided by financing activities was $21.8 million in 1996 compared to $280,000 in 1995. Bank borrowings had been the Company's primary source of cash from financing activities and were used for acquisitions and, along with cash provided by operations, for distributions to shareholders. The Company raised net proceeds of approximately $28.8 million in the IPO of which $15.0 million was used to repay outstanding indebtedness under the Credit Agreement and approximately $3.2 million was used to pay undistributed S Corporation earnings. Total distributions to shareholders were $4.1 million in 1996 and $1.1 million in 1995.

     In March 1998, the Credit Agreement was amended to, among other things, increase the Company's revolving credit facility with Mellon to provide for borrowings up to $75.0 million at an interest rate ranging from LIBOR plus 0.75% to LIBOR plus 2.0% (LIBOR was 5.69% at March 31, 1998). The Company has the right to permanently reduce the revolving credit facility by up to $25.0 million. There were no outstanding borrowings at December 31, 1996 or 1997 or March 31, 1998. The revolving credit line is collateralized by substantially all the assets of the Company and includes certain financial covenants such as maintaining minimum working capital and net worth requirements and includes restrictions on, among other things, acquisitions, capital expenditures and distributions to shareholders.

     In March 1998, the Company entered into an agreement with FCA pursuant to which NCO is making a cash tender offer for all of the outstanding common shares of FCA at $9.60 per share, Canadian (equivalent to $6.77 in U.S. dollars based upon the exchange rate as of the date of the agreement). The purchase price is valued at approximately $67.6 million. The Company expects to finance the FCA Tender Offer with borrowings under the Credit Agreement which borrowings will be repaid from the proceeds of this Offering.

     The Company has entered into an agreement to acquire all of the outstanding stock of MedSource for approximately $17.9 million in cash. The Company expects to finance this acquisition from the proceeds of this Offering or borrowings under the Company's revolving credit facility.

     The Company intends to use approximately $21.9 million of the net proceeds of this Offering to repay certain outstanding indebtedness of the Pending Acquisitions following the completion of these acquisitions.

     The Company believes that funds generated from operations, together with existing cash, the net proceeds from the Offering and available borrowings under its Credit Agreement will be sufficient to finance its current operations and planned capital expenditure requirements and internal growth at least through the next twelve months. However, the Company could require additional debt or equity financing if it were to make any other significant acquisitions for cash.


Year 2000 System Modifications

     NCO has implemented a program to evaluate and address the impact of the year 2000 on its information systems in order to ensure that its network and software will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such data. This program includes steps to: (a) identify software that requires date code remediation; (b) establish timelines for availability of corrective software releases; (c) implement the fix to a test environment and test the remediated product; (d) integrate the updated software to NCO's production environment; (e) communicate and work with clients to implement year 2000 compliant data exchange formats; and (f) provide management with assurance of a seamless transition to the year 2000. The identification phase is substantially complete and delivery of the final software updates are scheduled for the third quarter of 1998. Management expects to complete the major portion of testing and acceptance procedures in 1998. The Company will continue to coordinate the year 2000 compliance effort throughout the balance of 1998 and into 1999 to synchronize data exchange formats with clients.

     For the years 1998 and 1999, the Company expects to incur total pre-tax expenses of approximately $200,000 to $250,000 per year. These costs are associated with both internal and external staffing resources for the necessary planning, coordination, remediation, testing, and other expenses to prepare its systems for the year 2000. However, a portion of these expenses will not be incremental, but rather represent a redeployment of existing information technology resources. Management does not expect substantial additional license fee costs associated directly with year 2000 compliance because the Company's software vendors are incorporating necessary modifications as part of their normal system maintenance. The majority of the costs will be incurred through the modification and testing of electronic data interchange formats with the Company's clients. The cost of planning and initial remediation incurred through 1997 has not been significant.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company is required to disclose this information for the first time it publishes its 1998 annual report. Management is in the process of evaluating the segment disclosures for purposes of reporting under SFAS No. 131. Management has not determined what impact the adoption of SFAS. No. 131 will have on the consolidated results of operations, financial condition or cash flows.

Forward Looking Statements

     Certain statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as elsewhere in this Prospectus or in the Company's Annual Report on Form 10-K incorporated herein by reference, including, without limitation, statements regarding the anticipated growth in the amount of accounts receivable placed for third-party management, the continuation of trends favoring outsourcing of other administrative functions, the Company's objective to grow through strategic acquisitions and its ability to realize operating efficiencies upon the completion of recent acquisitions and other acquisitions that may occur in the future, the Company's ability to expand its service offerings, the anticipated changes in revenues from acquired companies, trends in the Company's future operating performance and statements as to the Company's or management's beliefs, expectations and opinions, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are intended to cover safe harbors created thereby. The actual results and developments may be materially different from those expressed in or implied by such forward-looking statements.

                                   BUSINESS


     NCO is a leading provider of accounts receivable management and other outsourced services. The Company develops and implements customized accounts receivable management solutions for clients' delinquent and current accounts. The Company provides these services on a national basis from 22 call centers located in 14 states using advanced workstations and sophisticated call management systems comprised of predictive dialers, automated call distribution systems, digital switching and customized computer software. Through extensive utilization of its technology and intensive management of human resources, the Company has achieved rapid growth in recent years. As a result of rapid internal growth and selected strategic acquisitions, the Company's revenue has grown from $7.4 million in 1993 to $188.4 million in 1997 on a pro forma basis. Since April 1994, the Company has completed 12 acquisitions which have enabled it to increase its penetration of existing markets, establish a presence in certain new markets, offer additional services and realize significant operating efficiencies. In addition, the Company has leveraged its infrastructure by offering additional services including customer service call centers, market research and other outsourced administrative services. The Company believes that it is currently among the five largest accounts receivable management companies in the United States.

     The Company provides its services principally to clients in the financial services, healthcare, retail and commercial, education, telecommunications, utilities and government sectors. The Company has over 8,000 clients, including Bell Atlantic Corporation, Mellon Bank Corporation, NationsBank Corporation, Citicorp, MCI Communications Corporation, Federal Express Corporation and Airborne Freight Corporation. For its accounts receivable management services, the Company generates substantially all of its revenue on a contingency fee basis. For many of its other outsourced services, the Company is paid on a fixed fee basis. While NCO's contracts are relatively short-term, the Company seeks to develop long-term relationships with its clients and works closely with them to provide quality customized solutions.

Industry Background

     Increasingly, companies are outsourcing many non-core functions to focus on revenue generating activities, reduce costs and improve productivity. In particular, many large corporations are recognizing the advantages of outsourcing accounts receivable management. This trend is being driven by a number of industry-specific factors. First, the complexity of accounts receivable management functions in certain industries has increased dramatically in recent years. For example, with the increasing popularity of Health Maintenance Organizations ("HMOs") and Preferred Provider Organizations ("PPOs"), healthcare institutions now face the challenge of billing not only large insurance companies but also individuals who are required to pay small, one-time co-payments. Second, changing regulations and increased competition in certain industries such as utilities and telecommunications have created new outsourcing opportunities. Third, the ability to implement cost-effective specialized accounts receivable management, customer support and telemarketing programs has improved dramatically in recent years with the development of sophisticated call and information systems. These programs require substantial capital investment, technical capabilities, human resource commitments and extensive management supervision.

     The emphasis on cost-effective outsourcing solutions, the increasing sophistication of call center technology and the efficacy of third-party intervention in the recovery process has resulted in the steady growth of the accounts receivable management industry. According to estimates published by MKA, industry-wide revenues rose 10.7% to $5.5 billion in 1996 from $5.0 billion in 1995. The leading market segments within the overall accounts receivable management market are healthcare, financial services, telecommunications and utilities which represented approximately 35%, 21%, 12% and 9%, respectively, or an aggregate of 77%, of total industry referrals in 1996.

     The accounts receivable management industry is highly fragmented. Based on information obtained from the ACA, there are approximately 6,500 accounts receivable management companies in operation in the United States, the majority of which are small local businesses. The Company believes that many small accounts receivable management companies have insufficient capital to expand and invest in call center technology and sophisticated workstations and are unable to adequately meet the standards demanded by businesses seeking to outsource their accounts receivable recovery function. In addition, there are a limited number of options for owners of such businesses to obtain liquidity or to sell their businesses. As a result, the Company believes that the industry will continue to experience consolidation in the future and that strategic acquisition opportunities will continue to become available.


Business Strategy

     The Company strives to be a cost-effective, client service driven provider of accounts receivable management and other related services to companies with substantial outsourcing needs. To achieve this goal, the Company's business strategy is based on the following key elements:

     Efficient Utilization of Technology and Management Infrastructure to Improve Productivity. Efficient use of technology and intensive management of human resources enables the Company to provide cost-effective client solutions and perform large scale accounts receivable management programs. The Company has made a substantial investment in its infrastructure and is committed to utilizing the best available technologies to achieve operational efficiencies. This investment enables the Company to rapidly and efficiently integrate acquisitions. For example, in the MAB acquisition, the Company was able to reduce the workforce by approximately 16% while maintaining the same revenue base. In the CRWCD acquisition, the Company has been able to reduce the workforce by approximately 22%. The Company believes that its infrastructure is capable of supporting additional growth internally or through acquisitions without commensurate increases in costs.

     Commitment to Client Service. NCO is committed to providing superior service to its clients. The Company works closely with its clients to identify particular needs, design appropriate recovery strategies and implement customized accounts receivable management programs. The Company maintains a client service department to promptly address client issues, assigns dedicated field service representatives to assist larger clients and offers clients the ability to electronically communicate with the Company and monitor operational activity.

     Seek Low Cost Solutions. The Company seeks to be a low cost provider of accounts receivable management services by centralizing all administrative functions and minimizing overhead at all branch locations. Specifically, the Company has centralized such functions as payment processing, information systems, accounting, sales and marketing, payroll and human resources.

     Target Larger Clients. The Company continues to focus on expanding its base of larger clients while at the same time continuing to pursue mid-size prospects that have traditionally comprised the Company's client base. While the Company's traditional clients have provided a stable revenue base, the Company believes that larger clients offer significant cross-selling opportunities as they continue to outsource more of their accounts receivable management, customer support and telemarketing functions. The Company believes that its size and geographic diversity will help it to obtain larger national clients.


Growth Strategy

     In light of the increasing volume of accounts receivable referred for third party management, the greater emphasis on the outsourcing of non-core competencies by businesses and the fragmented nature of the industry, the Company believes there are significant opportunities to expand its business. The Company's growth strategy includes the following key elements:

     Actively Pursue Strategic Acquisitions. The Company intends to continue to take advantage of the fragmented nature of the accounts receivable management industry, along with opportunities in related industries, by continuing to make strategic acquisitions. Through selected acquisitions, the Company will seek to serve new geographic markets or industries, expand its presence in its existing vertical markets and add complementary service applications. For example, the acquisition of FCA will allow the Company to market its services in Canada and the United Kingdom and provide it with an opportunity to expand further into the Canadian and European markets. The Company evaluates acquisitions using numerous criteria including size, service quality, industry focus, diversification of client base, management strength, operating characteristics and the ability to integrate the acquired businesses into the Company's operations and eliminate redundant costs.

     Increase Market Penetration. The Company believes that its long-standing reputation as a quality provider of cost-effective accounts receivable management services is one of its most significant competitive advantages and intends to continue to build upon its reputation. The Company continually strives to increase its share of its clients' accounts receivable management business and to obtain new clients that have outsourced or are seeking to outsource these services. The sectors which the Company focuses on include many large corporations which rely heavily on third-party providers for a substantial portion of their accounts receivable management needs. In addition, the Company believes there is significant opportunity for growth in certain market segments, such as the retail credit card and insurance sectors and commercial accounts receivable management, in which it can leverage its accumulated business expertise and call center infrastructure.

     Expand Service Offerings. The Company regularly seeks to leverage its infrastructure by expanding the array of services offered to clients by cross-selling existing services and by developing new value-added services that strengthen its long-term relationship with existing clients. For example, the Company has already begun providing other outsourced administrative services such as customer service call centers, market research, and telephone-based auditing. Additionally, through the CMS A/R acquisition, the Company expanded into early stage accounts receivable management services and expanded into telephone-based market research through the acquisition of TRC. Substantially all of these services are presently provided to clients who utilize NCO's accounts receivable management services; however, in the future, the Company plans to continue to market these services to both existing and new clients.

Accounts Receivable Management Services

     The Company provides a wide range of accounts receivable management services to its clients utilizing an extensive technological infrastructure. Although most of the Company's accounts receivable management services to date have focused on recovery of traditional delinquent accounts, the Company does engage in the recovery of current receivables and early stage delinquencies (generally accounts which are 90 days or less past due). The Company generates substantially all of its revenue from the recovery of delinquent accounts receivable on a contingency fee basis. In addition, the Company generates revenue from fixed fees for certain accounts receivable management and other related services. Contingency fees typically range from 15% to 35% of the amount recovered on behalf of the Company's clients, but can range from 6% for the management of accounts placed early in the accounts receivable cycle to 50% for accounts which have been serviced extensively by the client or by third-party providers.

     Recovery activities typically include the following:

     Management Planning. The Company's approach to accounts receivable management for each client is determined by a number of factors including account size and demographics, the client's specific requirements and management's estimate of the collectability of the account. The Company has developed a library of standard processes for accounts receivable management which is based upon its accumulated experience. The Company will integrate these processes with its client's requirements to create a customized recovery solution. In many instances, the approach will evolve and change as the relationship with the client develops and both parties evaluate the most effective means of recovering accounts receivable. The Company's standard approach, which may be tailored to the specialized requirements of its clients, defines and controls the steps that will be undertaken by the Company on behalf of the client and the manner in which data will be reported to the client. Through its systemized approach to accounts receivable management, the Company removes most decision making from the recovery staff and ensures uniform, cost-effective performance.

     Once the approach has been defined, the Company electronically or manually transfers pertinent client data into its information system. Once the client's records have been established in the Company's system, the Company commences the recovery process.

     Skip Tracing. In cases where the customer's telephone number or address is unknown, the Company systematically searches the United States Post Office National Change of Address service, consumer data bases, electronic telephone directories, credit agency reports, tax assessor and voter registration records, motor vehicle registrations, military records and other sources. The geographic expansion of banks, credit card companies, national and regional telecommunications companies and managed healthcare providers along with the mobility of consumers has increased the demand for locating the client's customers. Once the Company has located the customer, the notification process can begin.

     Account Notification. The Company initiates the recovery process by forwarding an initial letter which is designed to seek payment of the amount due or open a dialogue with customers who cannot afford to pay at the current time. This letter also serves as an official notification to each customer of their rights as required by the FDCPA. The Company continues the recovery process with a series of mail and telephone notifications. Telephone representatives remind the customer of their obligation, inform them that their account has been placed for collection with the Company and begin a dialogue to develop a payment program.

     Credit Reporting. At a client's request, the Company will electronically report delinquent accounts to one or more of the national credit bureaus where it will remain for a period of up to seven years. The denial of future credit often motivates the payment of all past due accounts.

     Litigation Management. When account balances are sufficient, the Company will also coordinate litigation undertaken by a nationwide network of attorneys that the Company utilizes on a routine basis. Typically, account balances must be in excess of $1,000 to warrant litigation and the client is asked to advance legal costs such as filing fees and court costs. Attorneys generally are compensated on a contingency fee basis. The Company's collection support staff manages the Company's attorney relationships and facilitates the transfer of all necessary documentation.

     Payment Process. After the Company receives payment from the customer, it either remits the amount received net of its fee to the client or remits the entire amount received to the client and bills the client for its services.

     Activity Reports. Clients are provided with a system-generated set of standardized or customized reports that fully describe all account activity and current status. These reports are typically generated monthly, however, the information included in the report and the frequency that the reports are generated can be modified to meet the needs of the client.

     Quality Tracking. The Company emphasizes quality control throughout all phases of the accounts receivable management process. Some clients may specify an enhanced level of supervisory review and others may request customized quality reports. Large national credit grantors will typically have exacting performance standards which require sophisticated capabilities such as documented complaint tracking and specialized software to track quality metrics to facilitate the comparison of the Company's performance to that of its peers.


Other Services

     The Company selectively provides other related services which complement its traditional accounts receivable management business and which leverage its teleservices infrastructure. The Company believes that the following services will provide additional growth opportunities for the Company.

     Market Research. The Company provides full-service custom market research services to the telecommunications, financial services, utilities, healthcare, pharmaceutical and consumer products sectors. Its capabilities include problem conceptualization, program design, data gathering (by telephone, mail, and focus groups), as well as data tabulation, results analysis and consulting.

     Telemarketing. The Company provides telemarketing services for clients, including lead generation and qualification and the actual booking of appointments for a client's sales representatives.

     Customer Service Call Center. The Company utilizes its communications and information system infrastructure to supplement or replace the customer service function of its clients. For example, the Company is currently engaged by a large regional utility to provide customer service functions for a segment of the utility's customer base that is delinquent.

     Accounts Receivable Outsourcing. The Company complements existing service lines by offering adjunct billing services to clients as an outsourcing option. Additionally, the Company can assist healthcare clients in the billing and management of third party insurance.

     Custom Designed Business Applications. The Company has the ability to provide outsourced administrative and other back-office responsibilities currently conducted by its clients. For example, the Company has a contract with United Healthcare Corporation, a national health insurer, to assume all administrative operations for its COBRA and individual conversion coverage, including all responsibility for premium billing and payment processing, customer service call center and policy fulfillment.

Operations

     Technology and Infrastructure. Over the past five years, the Company has made a substantial investment in its call management systems such as predictive dialers, automated call distribution systems, digital switching and customized computer software. As a result, the Company believes it is able to address accounts receivable management activities more reliably and more efficiently than many other accounts receivable management companies. The Company's systems also permit network access to enable clients to electronically communicate with NCO and monitor operational activity on a real-time basis.

     NCO provides its accounts receivable management services through the operation of 22 state-of-the-art call centers which are electronically linked through a national, wide area network. The Company utilizes two computer platform systems. One system consists of two Unix-based NCR 4300 computers which are linked via network servers to 873 workstations and which provide necessary redundancy (either computer can operate the system in the event of the failure of the other) and excess capacity for future growth. The other system consists of three Unix-based Hewlett-Packard computers which are linked via network servers to 479 workstations. The computers are linked via network servers to the Company's 1,352 workstations, which consist of personal computers and terminals that are linked to the microcomputers, but do not necessarily have separate processors.

     The Company utilizes 20 predictive dialer locations with 542 workstations to address its low balance, high volume accounts. These systems scan the Company's database and simultaneously initiate calls on all available telephone lines and determine if a live connection is made. Upon determining that a live connection has been made, the computer immediately switches the call to an available representative and instantaneously displays the associated account record on the representative's workstation. Calls that reach other signals, such as a busy signal, telephone company intercept or no answer, are tagged for statistical analysis and placed in priority recall queues or multiple-pass calling cycles. The system also automates virtually all recordkeeping and follow-up activities including letter and report generation. The Company's automated method of operations dramatically improves the productivity of the Company's collection staff.

     The Company employs a 20 person MIS staff led by a Vice President, Technology/Chief Information Officer. The Company maintains disaster recovery contingency plans and has implemented procedures to protect the loss of data against power loss, fire and other casualty. The Company has implemented a security system to protect the integrity and confidentiality of its computer system and data and maintains comprehensive business interruption and critical systems insurance on its telecommunications and computer systems.

     Quality Assurance and Client Service. The Company's reputation for quality service is critical to acquiring and retaining clients. Therefore, the Company and its clients monitor the Company's representatives for strict compliance with the clients' specifications and the Company's policies. The Company regularly measures the quality of its services by capturing and reviewing such information as the amount of time spent talking with clients' customers, level of customer complaints and operating performance. In order to provide ongoing improvement to the Company's telephone representatives' performance and to assure compliance with the Company's policies and standards, quality assurance personnel monitor each telephone representative on a frequent basis and provide ongoing training to the representative based on this review. The Company's information systems enable it to provide clients with reports on a real-time basis as to the status of their accounts and clients can choose to network with the Company's computer system to access such information directly.

     The Company maintains a client service department to promptly address client issues and questions and alert senior executives of potential problems that require their attention. In addition to addressing specific issues, a team of client service representatives will contact accounts on a regular basis in order to establish a close client rapport, determine the client's overall level of satisfaction and identify practical methods of improving the client's satisfaction.

Client Relationships

     The Company's client base currently includes over 8,000 companies in the financial services, healthcare, retail and commercial, education, telecommunications, utilities and government sectors. The Company's 10 largest clients in 1997 accounted for approximately 21.7% of the Company's revenue on a pro forma basis. In 1997, no client accounted for more than 3.6% of the Company's revenue (no more than 2.8% on a pro forma basis). In 1997, the Company on a pro forma basis derived 32.5% of its placements from financial institutions (which includes banks and insurance companies), 21.6% from healthcare organizations, 15.3% from educational organizations, 13.8% from retail and commercial entities, 5.9% from utilities, 5.6% from government entities, and 5.3% from telecommunications companies.

     The following table sets forth a list of certain of the Company's key clients:

       Financial Services                    Healthcare                           Education
-------------------------------  ----------------------------------  ----------------------------------
First Union Corporation          Catholic Healthcare Initiatives     California Student Aid Commission
Mellon Bank Corporation          Hutchinson Hospital Corporation     Penn State University
NationsBank Corporation          Kaiser Permanente                   Pennsylvania Higher Education
The Progressive Corporation      Medical Center of Delaware           Assistance Agency
United Healthcare Corporation    Reimbursement Technologies, Inc.    Rutgers University
                                                                     University of Pennsylvania

        Retail and Commercial        Government and Utilities                Telecommunications
-------------------------------  ----------------------------------  ----------------------------------
Airborne Freight Corporation     Commonwealth Edison Company         Bell Atlantic Corporation
Emery Worldwide                  Massachusetts Department of         BellSouth Corporation
Federal Express Corporation       Revenue                            Frontier Cellular
The Bon Ton Stores, Inc.         New York State Electric & Gas       MCI Communications Corporation
                                  Corporation                        Sprint Corporation
                                 PECO Energy Company
                                 City of Philadelphia

     The Company enters into contracts with most of its clients which define, among other things, fee arrangements, scope of services and termination provisions. Clients may usually terminate such contracts on 30 or 60 days notice. In the event of termination, however, clients typically do not withdraw accounts referred to the Company prior to the date of termination, thus providing the Company with an ongoing stream of revenue from such accounts which diminish over time. Under the terms of the Company's contracts, clients are not required to place accounts with the Company but do so on a discretionary basis.


Sales and Marketing

     The Company utilizes a focused and highly professional direct selling effort in which sales representatives personally cultivate relationships with prospective and existing clients. The Company's sales effort consists of a 31 person direct sales force. Each sales representative is charged with identifying leads, qualifying prospects and closing sales. When appropriate, Company operating personnel will join in the sales effort to provide detailed information and advice regarding the Company's operational capabilities. Sales and operating personnel also work together to take advantage of potential cross-selling opportunities. The Company supplements its direct sales effort with print media and attendance at trade shows.

     Many of the Company's prospective clients issue requests-for-proposals ("RFPs") as part of the contract award process. The Company has on staff a technical writer for the purpose of preparing detailed, professional responses to RFPs.


Personnel and Training

     The Company's success in recruiting, hiring and training a large number of employees is critical to its ability to provide high quality accounts receivable management, customer support and teleservices programs to its clients. The Company seeks to hire personnel with previous experience in accounts receivable management or as a telephone representative. NCO generally offers competitive compensation and benefits and offers promotion opportunities within the Company.

     All Company personnel receive a comprehensive training course that consists of a combination of classroom and practical experience. Prior to customer contact, new employees receive one week of training in the Company's operating systems, procedures and telephone techniques and instruction in applicable federal and state regulatory requirements. Company personnel also receive a wide variety of continuing professional education consisting of both classroom and role playing sessions.

     As of March 31, 1998, the Company had a total of 1,568 full-time employees and 704 part-time employees, of which 1,769 were telephone representatives. None of the Company's employees is represented by a labor union. The Company believes that its relations with its employees are good.


Competition

     The accounts receivable management industry is highly competitive. The Company competes with approximately 6,500 providers, including large national corporations such as Outsourcing Solutions Inc., GC Services, Inc., Equifax Inc. and many regional and local firms. Some of the Company's competitors have substantially greater resources, offer more diversified services and operate in broader geographic areas than the Company. In addition, the accounts receivable management services offered by the Company, in many instances, are performed in-house. Moreover, many larger clients retain multiple accounts receivable management and recovery providers which exposes the Company to continuous competition in order to remain a preferred vendor. The Company believes that the primary competitive factors in obtaining and retaining clients are the ability to provide customized solutions to a client's requirements, personalized service, sophisticated call and information systems, collection rates and price. The Company also competes with other firms, such as SITEL Corporation, APAC TeleServices, Inc. and TeleTech Holdings, Inc., in providing teleservices.


Regulation

     The accounts receivable management industry is regulated both at the federal and state level. The FDCPA regulates any person who regularly collects or attempts to collect, directly or indirectly, consumer debts owed or asserted to be owed to another person. The FDCPA establishes specific guidelines and procedures which debt collectors must follow in communicating with consumer debtors, including the time, place and manner of such communications. Further, it prohibits harassment or abuse by debt collectors, including the threat of violence or criminal prosecution, obscene language or repeated telephone calls made with the intent to abuse or harass. The FDCPA also places restrictions on communications with individuals other than consumer debtors in connection with the collection of any consumer debt and sets forth specific procedures to be followed when communicating with such third parties for purposes of obtaining location information about the consumer. Additionally, the FDCPA contains various notice and disclosure requirements and prohibits unfair or misleading representations by debt collectors. The Company is also subject to the Fair Credit Reporting Act which regulates the consumer credit reporting industry and which may impose liability on the Company to the extent that the adverse credit information reported on a consumer to a credit bureau is false or inaccurate. The accounts receivable management business is also subject to state regulation. Some states require that the Company be licensed as a debt collection company. Management believes that the Company currently holds applicable licenses from all states where required.

     With respect to the other teleservices offered by the Company, including telemarketing, the federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentations in telemarketing sales. The FTC's telemarketing sales rules prohibit misrepresentations of the cost, terms, restrictions, performance or duration of products or services offered by telephone solicitation and specifically address other perceived telemarketing abuses in the offering of prizes and the sale of business opportunities or investments. The federal Telephone Consumer Protection Act of 1991 (the "TCPA") limits the hours during which telemarketers may call consumers and prohibits the use of automated telephone dialing equipment to call certain telephone numbers. A number of states also regulate telemarketing. For example, some states have enacted restrictions similar to the federal TCPA. From time to time, Congress and the states consider legislation that would further regulate the Company's telemarketing operations and the Company cannot predict whether additional legislation will be enacted and, if enacted, what effect it would have on the telemarketing industry and the Company's business.

     The collection of accounts receivable by collection agencies in Canada is regulated at the provincial and territorial level in substantially the same fashion as is accomplished by federal and state laws in the United States. The manner in which the Company carries on the business of collecting accounts is subject, in all provinces and territories, to established rules of common law or civil law and statute. Such laws establish rules and procedures governing the tracing, contacting and dealing with debtors in relation to the collection of outstanding accounts. These rules and procedures prohibit debt collectors from engaging in intimidating, misleading and fraudulent behaviour when attempting to recover outstanding debts. In Canada, the Company's collection operations are subject to licensing requirements and periodic audits by government agencies and other regulatory bodies. Generally, such licenses are subject to annual renewal. Upon consummation of the FCA acquisition, management believes that the Company will hold all necessary licenses in those provinces and territories that require them.

     If the Company engages in other teleservice activities in Canada, including telemarketing, there are several provincial and territorial consumer protection laws of more general application. This legislation defines and prohibits unfair practices by telemarketers, such as the use of undue pressure and the use of false, misleading or deceptive consumer representations.

     In addition, accounts receivable management and telemarketing industries are regulated in the United Kingdom, including a licensing requirement. If the Company expands its international operation, it may become subject to additional government control and regulation in other countries, which may be more onerous than those in the United States.

     Several of the industries served by the Company are also subject to varying degrees of government regulation. Although compliance with these regulations is generally the responsibility of the Company's clients, the Company could be subject to a variety of enforcement or private actions for its failure or the failure of its clients to comply with such regulations.

     The Company devotes significant and continuous efforts, through training of personnel and monitoring of compliance, to ensure that it is in compliance with all federal and state regulatory requirements. The Company believes that it is in material compliance with all such regulatory requirements.

Facilities

     The Company currently operates 22 leased facilities. The chart below summarizes the Company's current call center facilities:

                                              Approximate
             Location of Facility            Square Footage
             ---------------------          ---------------
             Fort Washington, PA                 82,000
             San Diego, CA                        3,200
             Aurora, CO                           4,800
             Honolulu, HI                         2,900
             Hutchinson, KS                         900
             Wichita, KS                         10,000
             New Orleans, LA                      6,900
             Odenton, MD                         13,400
             Jackson, MI                         10,800
             Charlotte, NC                       15,000
             Buffalo, NY                         30,000
             Cleveland, OH                        7,000
             Dayton, OH                          13,100
             Tulsa, OK                           13,900
             Fort Washington, PA                 12,300
             Pittsburgh, PA                       3,600
             Philadelphia, PA                     4,700
             Philadelphia, PA                     5,700
             Philadelphia, PA                     3,200
             Upper Darby, PA                     11,000
             Columbia, SC                        10,500
             Bristol, TN                          4,000


     The leases of these facilities expire between 1998 and 2010, and most contain renewal options. The Company believes that these facilities are adequate for its current operations, but additional facilities may be required to support growth. The Company believes that suitable additional or alternative space will be available as needed on commercially reasonable terms. In addition, the Company leases sales offices in Little Rock, Arkansas; Tucson, Arizona; Boston, Massachusetts; Las Vegas, Nevada; Jericho, New York; McAllen and Stafford, Texas.


Legal Proceedings

     The Company is involved in legal proceedings from time to time in the ordinary course of its business. Management believes that none of these legal proceedings will have a materially adverse effect on the financial condition or results of operations of the Company.

                                  MANAGEMENT


Directors, Executive Officers and Key Employees


     The following table sets forth certain information concerning the Company's directors, executive officers and key employees:

              Name                 Age                       Position
-------------------------------   -----   -------------------------------------------------
Michael J. Barrist ............    37     Chairman of the Board, President and Chief
                                          Executive Officer

Charles C. Piola, Jr ..........    51     Executive Vice President and Director

Bernard R. Miller .............    50     Executive Vice President, Development and
                                          Director

Steven L. Winokur .............    38     Executive Vice President, Finance, Chief Finan-
                                          cial Officer and Treasurer

Joseph C. McGowan .............    45     Executive Vice President and Chief Operating
                                          Officer

Patrick M. Baldasare ..........    42     President and Chief Executive Officer of NCO
                                          Teleservices, Inc. (Market Research Division)

Steven L. Leckerman ...........    46     Senior Vice President, Collection Operations

Stephen W. Elliott ............    36     Senior Vice President, Technology and Chief
                                          Information Officer

Eric S. Siegel (1) ............    41     Director

Allen F. Wise (1) .............    55     Director

------------
(1) Member of Audit and Compensation Committees.

     Michael J. Barrist has served as Chairman of the Board, President and Chief Executive Officer of the Company since purchasing the Company in 1986. Mr. Barrist was employed by U.S. Healthcare, Inc. from 1984 to 1986, most recently as Vice President of Operations, and was employed by Gross & Company, a certified public accounting firm, from 1980 through 1984. Mr. Barrist is a certified public accountant.

     Charles C. Piola, Jr. joined the Company in 1986 as Executive Vice President, Sales and Marketing and has served as a director since that time. Prior to joining the Company, Mr. Piola was the Regional Sales Manager for Trans World Systems from 1983 to 1986 and IC Systems from 1979 to 1981, both accounts receivable management companies.

     Bernard R. Miller joined the Company as Senior Vice President of Development in 1994 when NCO acquired certain assets of B. Richard Miller, Inc. ("BRM"), a Philadelphia-based accounts receivable management company owned principally by Mr. Miller. Mr. Miller became a director in 1996 and an Executive Vice President in September 1997. Prior to joining the Company, Mr. Miller served as President and Chief Executive Officer of BRM since founding it in 1980.

     Steven L. Winokur joined the Company in December 1995 as Vice President, Finance, Chief Financial Officer and Treasurer and became Executive Vice President in September 1997. Prior to joining the Company, Mr. Winokur acted as a part-time consultant to the Company since 1986. From February 1992 to December 1995, Mr. Winokur was the principal of Winokur & Associates, a certified public accounting firm. From March 1981 to February 1992, Mr. Winokur was a partner with Gross & Company, a certified public accounting firm, where he most recently served as Administrative Partner. Mr. Winokur is a certified public accountant.

     Joseph C. McGowan joined the Company in 1990 as Vice President, Operations and became Executive Vice President and Chief Operating Officer in September 1997. Prior to joining the Company, Mr. McGowan was Assistant Manager of the Collections Department at Philadelphia Gas Works, a public utility, since 1975.

     Patrick M. Baldasare joined the Company as President and Chief Executive Officer of NCO Teleservices, Inc. (Market Research Division) in February 1996 when the Company acquired certain assets of TRC. Mr. Baldasare has served as Chief Executive Officer and President of TRC since its founding in 1987. From 1983 through 1987, Mr. Baldasare served as President of Valley Forge Information Service, the market research division of Burlington Industries.

     Steven L. Leckerman joined the Company in September 1995 as Senior Vice President, Collection Operations. From 1982 to September 1995, Mr. Leckerman was employed by Allied Bond Corporation, a division of Union Corporation, an accounts receivable management company, where he served as manager of dialer and special projects.

     Stephen W. Elliott joined the Company in May 1996 as Senior Vice President, Technology and Chief Information Officer and provided consulting services to the Company since May 1995. Prior to joining NCO, Mr. Elliott was employed by Electronic Data Systems, a computer services company, since 1986, most recently as Senior Account Manager.

     Eric S. Siegel was appointed to the Board of Directors of the Company in December 1996. Mr. Siegel has been president of Siegel Management Company, a management consulting firm, since 1983. Mr. Siegel also is an adjunct faculty member at the Wharton School of the University of Pennsylvania and is co-author of The Ernst & Young Business Plan Guide.

     Allen F. Wise was appointed to the Board of Directors of the Company in December 1996. Mr. Wise has been a director and Chief Executive Officer of Coventry Corporation, a managed care company, since October 1996. Prior thereto, he was Executive Vice President of United Healthcare Corporation since October 1994, President of Wise Health Systems, a healthcare management company, from September 1993 to October 1994, Chief Executive Officer of Keystone Health Plan and Chief Operating Officer of Independence Blue Cross from September 1991 to September 1993 and Vice President of U.S. Healthcare, Inc. from April 1985 to September 1991. Mr. Wise is also a director of Transition Systems Inc.

                      PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by: (i) each Selling Shareholder; (ii) each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (iii) each of the Company's directors; (iv) the Company's chief executive officer and the four most highly compensated executive officers; and (v) the Company's directors and executive officers as a group. Except as otherwise indicated, to the knowledge of the Company, the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares.

                                             Shares Beneficially                         Shares Beneficially
                                                    Owned                                       Owned
                                            Prior to the Offering                        After the Offering
                                           ------------------------    Shares Being    -----------------------
        Name of Beneficial Owner              Number       Percent        Offered         Number       Percent
----------------------------------------   ------------   ---------   --------------   ------------   --------
Annette H. Barrist (1) .................      253,288      1.9%            38,000         215,288      1.1%
Joshua Gindin, Esq. and Michael J.
 Barrist, Trustees, U/A/T dated
 10/16/96, Annette H. Barrist,
 Settlor ...............................       76,744       *              11,500          65,244       *
Michael J. Barrist (2)(3) ..............    2,632,690     19.6            394,000       2,238,690     11.6
Joshua Gindin, Esq. and Steven
 Winokur, CPA, Trustees, U/A/T
 dated 9/6/96, Michael J. Barrist
 and Natalie Barrist, Settlors .........      179,160      1.3             27,000         152,160       *
The Dayton Foundation ..................       10,384       *              10,384              --      --
Joshua Gindin (4) ......................      374,949      2.8             56,500         318,449      1.6
Stephen W. Elliott (5) .................       30,364       *               9,500          20,864       *
William C. Fischer (5) .................        2,500       *               2,500              --      --
Mark Macrone (5) .......................       44,172       *               7,500          36,672       *
Joseph C. McGowan (5) ..................       45,728       *              17,050          28,678       *
Bernard R. Miller (6) ..................      236,216      1.8             31,000         205,216      1.1
Michael G. Noah (5) ....................       10,000       *               7,000           3,000       *
Charles C. Piola, Jr. (2)(7) ...........    1,193,573      8.9            178,500       1,015,073      5.3
Joshua Gindin, Esq., Trustee U/A/T
 dated 9/6/96, Charles C. Piola,
 Jr. and June Piola, Settlors ..........      179,160      1.3             27,000         152,160       *
PNC Bancorp, Inc.(8) ...................    1,068,401      8.0                 --       1,068,401      5.5
Provident Investment Counsel,
 Inc. (9) ..............................      665,796      5.0                 --         665,796      3.5
Eric S. Siegel (10) ....................       19,586       *                  --          19,586       *
Steven L. Winokur (11) .................      222,709      1.7             42,008         180,701       *
Allen F. Wise (12) .....................        6,500       *                  --           6,500       *
Wright State University Foundation             36,058       *              36,058              --      --
All directors and executive officers
 as a group (7 persons) (13) ...........    4,357,002     32.2            662,558       3,694,444     19.1

------------
*Less than one percent.

 (1) Excludes 78,619 shares held in trust for the benefit of members of Mrs. Barrist's family, as to which Mrs. Barrist disclaims beneficial ownership. Mrs. Barrist is the mother of Michael J. Barrist. In the event that the Underwriters over-allotment option is exercised in full, Mrs. Barrist would sell an additional 5,700 shares and would beneficially own 1.0% of the outstanding Common Stock.

 (2) The address of such person is c/o NCO Group, Inc., 515 Pennsylvania Avenue, Fort Washington, Pennsylvania 19034.

 (3) Includes: (i) 253,288 shares of Common Stock owned by Mrs. Annette Barrist (including 38,000 shares being sold by her in the Offering) which Mr. Barrist has the sole right to vote pursuant to an irrevocable proxy; (ii) 77,119 shares held in trust for the benefit of members of Mrs. Annette Barrist's or Mr. Barrist's family (including 11,500 shares being sold by such trust) for which Mr. Barrist is a co-trustee; and (iii) 7,500 shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998. Excludes 179,160 shares held in trust for the benefit of Mr. Barrist's child, as to which Mr. Barrist disclaims beneficial ownership. Mrs. Annette Barrist is the mother of Michael J. Barrist. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Barrist would sell an additional 63,117 shares (including 5,700 shares being sold by Mrs. Barrist) and would beneficially own 10.8% of the outstanding Common Stock after the Offering.

 (4) Represents: (i) 179,160 shares held in trust for the benefit of Mr. Barrist's child (including 27,000 shares being sold by such trust) for which Mr. Gindin is a co-trustee; (ii) 179,160 shares held in trust for the benefit of Mr. Piola's children (including 27,000 shares being sold by such trust) for which Mr. Gindin is trustee; and (iii) 16,629 shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998.

 (5) Represents shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998. Such person will exercise options to acquire all of the shares being sold by him in the Offering.

 (6) Includes 30,000 shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Miller would sell an additional 4,650 shares.

 (7) Includes 5,000 shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998. Excludes 179,160 shares held in trust for the benefit of Mr. Piola's children, as to which Mr. Piola disclaims beneficial ownership. In the event that the Underwriters' over-allotment option is exercised in full, Mr. Piola would sell an additional 29,750 shares and would beneficially own 4.9% of the outstanding Common Stock after the Offering.

 (8) Based upon a Schedule 13D, dated February 13, 1998, provided to the Company. The address of PNC Bancorp, Inc. is One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15265.

 (9) Based upon a Schedule 13D, dated February 10, 1998, provided to the Company. The address of Provident Investment Counsel, Inc. is 300 N. Lake Avenue, Suite 1001, Pasadena, CA 91101.

(10) Includes 17,586 shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998.

(11) Represents: (i) 179,160 shares held in trust for the benefit of Mr. Barrist's child (including 27,000 shares being sold by such trust) for which Mr. Winokur is a co-trustee; (ii) 43,249 shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998; and (iii) 300 shares held in custody for the benefit of Mr. Winokur's children for which Mr. Winokur is custodian. Mr. Winokur will exercise options to acquire all of the shares being sold by him in the Offering.

(12) Represents shares issuable upon the exercise of options which are exercisable within 60 days after April 30, 1998.

(13) Includes: (i) 253,288 shares of Common Stock owned by Mrs. Barrist (including 38,000 shares being sold by her in the Offering) which Mr. Barrist has the sole right to vote pursuant to an irrevocable proxy; (ii) 77,119 shares held in trust for the benefit of members of Mrs. Annette Barrist's or Mr. Barrist's family (including 11,500 shares being sold by such trust) for which Mr. Barrist is a co-trustee; (iii) 179,160 shares held in trust for the benefit of Mr. Barrist's child (including 27,000 shares being sold by such trust in this Offering) for which Mr. Winokur is a co-trustee; (iv) an aggregate of 155,563 shares issuable upon exercise of options which are exercisable within 60 days after April 30, 1998; and (v) 300 shares held in custody for the benefit of Mr. Winokur's minor children for which Mr. Winokur is custodian. Excludes 179,160 shares held in trust for the benefit of Mr. Piola's children. In the event that the Underwriters' over-allotment option is exercised in full, the directors and executive officers as a group would sell an additional 97,517 shares and would beneficially own 17.8% of the outstanding Common Stock after the Offering.

                                 UNDERWRITING


     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and among the Company, the Selling Shareholders and the Underwriters, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.



                                                               Number of
Underwriter                                                     Shares
-----------                                                   ----------
  NationsBanc Montgomery Securities LLC .....................
  BT Alex. Brown Incorporated ...............................
  Janney Montgomery Scott Inc ...............................
  The Robinson-Humphrey Company, LLC ........................
                                                              ---------
     Total .................................................. 6,565,000
                                                              =========

     The Underwriters have advised the Company and the Selling Shareholders that the Underwriters propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $ per share; and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company and certain of the Selling Shareholders have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 984,750 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such over-allotment option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Shareholders and the Company's executive officers and directors who are also shareholders of the Company and who, immediately following the Offering (assuming no exercise of the Underwriters' over-allotment option) collectively will own an aggregate of 3,723,099 outstanding shares of Common Stock, have agreed that for a period of 90 days after the effective date of the Offering they will not, without the prior written consent of NationsBanc Montgomery Securities LLC, directly or indirectly, offer for sale, sell, solicit an offer to sell, contract or grant an option to sell, pledge, transfer, establish an open put equivalent position or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable or convertible into shares of Common Stock held by them. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with its Common Stock for a period of 90 days after the effective date of the Offering without the prior written consent of NationsBanc Montgomery Securities LLC, subject to limited exceptions and grants and exercises of stock options. In evaluating any request for a waiver of the 90-day lock-up period, the Underwriters will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the Common Stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Underwriters may also impose a penalty bid on certain selling group members. This means that if the Underwriters purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     The public offering price of the Common Stock will be determined by negotiations among the Underwriters and the Company, and will be based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     Affiliates of the Underwriters may utilize the Company's accounts receivable management services in the ordinary course of business.

                                  LEGAL MATTERS

     An opinion will be rendered by the law firm of Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania, to the effect that the shares of Common Stock offered by the Company hereby, when issued and paid for as contemplated in this Prospectus, will be, and the shares of Common Stock offered by the Selling Shareholders hereby are, legally issued, fully paid and non-assessable. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the Company's consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997 incorporated by reference in this Prospectus and in the Registration Statement, have been incorporated herein in reliance on the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of FCA at June 30, 1996 and 1997 and FCA's consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997 incorporated by reference in this Prospectus and in the Registration Statement have been audited by Arthur Andersen & Co., independent accountants, as set forth in their report, and are incorporated by reference herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and in each such instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith, files reports and other information with the Securities and Exchange Commission. So long as the Company is subject to periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Securities and Exchange Commission. The Company will furnish to its shareholders annual reports containing financial statements audited by its independent accountants and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

     The Registration Statement, including the exhibits and schedules thereto, and any reports and information filed by the Company may be inspected without charge and copied at the offices of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Commission's Public Reference Section at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web Site is http://www.sec.gov.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10-K/A filed April 30, 1998; (ii) the Company's Current Reports on Form 8-K filed February 24, 1998, February 25, 1998, April 22, 1998, and May 4, 1998; (iii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and (iv) the Company's Registration Statement on Form 8-A filed October 29, 1996 registering the Company's Common Stock under Section 12(g) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be delivered to Steven L. Winokur, Executive Vice President, Finance, Chief Financial Officer and Treasurer, 515 Pennsylvania Avenue, Fort Washington, Pennsylvania 19034.

              INDEX TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


NCO Group, Inc.


Pro Forma Consolidated Financial Statements:

   Basis of Presentation ................................................................   F-2

   Pro Forma Consolidated Balance Sheet as of March 31, 1998 ............................   F-3

   Pro Forma Consolidated Statement of Income for the three months ended March 31, 1998..   F-4

   Pro Forma Consolidated Statement of Income for the year ended December 31, 1997 ......   F-5

   Notes to Pro Forma Consolidated Financial Statements .................................   F-6

                  Pro Forma Consolidated Financial Statements
                             Basis of Presentation

     The Pro Forma Consolidated Balance Sheet as of March 31, 1998 and the Pro Forma Consolidated Statements of Income for the three months ended March 31, 1998 and the year ended December 31, 1997 are based on the historical financial statements of NCO Group, Inc. ("NCO" or the "Company"), Tele-Research Center, Inc. ("Tele-Research"), CMS A/R Services ("CMS A/R"), the Collection Division of CRW Financial, Inc. ("CRWCD"), Credit Acceptance Corporation ("CAC"), ADVANTAGE Financial Services, Inc. ("AFS"), the Collection Division of American Financial Enterprises, Inc. ("AFECD"), The Response Center ("TRC"), FCA International Ltd. ("FCA"), and MedSource, Inc. ("MedSource") (collectively, the "Acquisitions").

     The Pro Forma Consolidated Balance Sheet as of March 31, 1998 has been prepared assuming the FCA and MedSource acquisitions (collectively, the "Pending Acquisitions") occurred on March 31, 1998. The Pro Forma Consolidated Statement of Income for the three months ended March 31, 1998 has been prepared assuming the TRC acquisition and the Pending Acquisitions occurred on January 1, 1998. The Pro Forma Consolidated Statement of Income for the year ended December 31, 1997 has been prepared assuming the Tele-Research, CMS A/R, CRWCD, CAC, and AFS acquisitions (collectively, the "1997 Acquisitions"), the AFECD and TRC acquisitions (collectively, the "1998 Acquisitions"), and the Pending Acquisitions, occurred on January 1, 1997.

     The Pro Forma Consolidated Balance Sheet and Statements of Income do not purport to represent what NCO's actual financial position or results of operations would have been had the acquisitions occurred as of such dates, or to project NCO's financial position or results of operations for any period or date, nor does it give effect to any matters other than those described in the notes thereto. In addition, the allocations of purchase price to the assets and liabilities of FCA and MedSource are preliminary and the final allocations may differ from the amounts reflected herein. The unaudited Pro Forma Consolidated Balance Sheet and Statements of Income should be read in conjunction with the Company's consolidated financial statements and notes thereto and the historical financial statements of FCA and MedSource, all of which are incorporated herein by reference.

                               NCO GROUP, INC.
                     Pro Forma Consolidated Balance Sheet
                                March 31, 1998
                                  (Unaudited)
                            (Dollars in thousands)

                                                             Historical
                                                ----------------------------------
                                                             Pending Acquisitions
                                                            ----------------------
                                                    NCO      FCA (1)    MedSource
                                                ----------  ---------  -----------
ASSETS
Current assets:
 Cash and cash equivalents ...................   $ 16,088    $ 2,837     $   732
 Accounts receivable, trade, net .............     14,848      6,322       3,049
 Other current assets ........................      1,557      3,774       1,054
                                                 --------    -------     -------
 Total current assets ........................     32,493     12,933       4,835
Funds held in trust for clients
Property and equipment, net ..................      8,245      6,901       2,121
Other assets:
 Intangibles, net of accumulated
  amortization ...............................     63,130      1,729      16,224
 Deferred financing costs ....................        849         --       1,821
 Deferred taxes ..............................         --         --          37
 Other assets ................................        991      5,076          76
                                                 --------    -------     -------
  Total other assets .........................     64,970      6,805      18,158
                                                 --------    -------     -------
Total assets .................................   $105,708    $26,639     $25,114
                                                 ========    =======     =======
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities:
 Long-term debt, current portion .............   $  1,060    $ 2,542     $   200
 Capitalized lease obligations, current
  portion ....................................        106        249         140
 Corporate taxes payable .....................        462         --          --
 Accounts payable ............................      2,937      2,854       1,813
 Accrued expenses ............................      2,548         --         362
 Accrued compensation and related
  expenses ...................................      2,955         --         531
 Unearned revenue, net of related costs ......        252         --          --
                                                 --------    -------     -------
 Total current liabilities ...................     10,320      5,645       3,046
Funds held in trust for clients
Long-term liabilities:
 Long term debt, net of current portion ......        923      2,297      16,495
 Capitalized lease obligations, net of
  current portion ............................        225        589          95
 Deferred taxes ..............................      2,253          3          --
 Unearned revenue, net of related costs ......         31         --          --
Convertible Preferred Stock ..................         --         --       6,003
Commitments and contingencies
Shareholders' equity .........................     91,956     18,105        (525)
                                                 --------    -------     -------
Total liabilities and shareholders' equity ...   $105,708    $26,639     $25,114
                                                 ========    =======     =======

                                                   Acquisition                       Offering        Pro Forma
                                                 Adjustments (2)    Pro Forma    Adjustments (3)    As Adjusted
                                                -----------------  -----------  -----------------  ------------
ASSETS
Current assets:
 Cash and cash equivalents ...................      $ (10,509)      $  9,148        $  51,559        $ 60,707
 Accounts receivable, trade, net .............             --         24,219               --          24,219
 Other current assets ........................             --          6,385               --           6,385
                                                    ---------       --------        ---------        --------
 Total current assets ........................        (10,509)        39,752           51,559          91,311
Funds held in trust for clients
Property and equipment, net ..................         (5,571)        11,696               --          11,696
Other assets:
 Intangibles, net of accumulated
  amortization ...............................         74,499        155,582               --         155,582
 Deferred financing costs ....................         (1,821)           849               --             849
 Deferred taxes ..............................         13,361         13,398               --          13,398
 Other assets ................................             --          6,143               --           6,143
                                                    ---------       --------        ---------        --------
  Total other assets .........................         86,039        175,972               --         175,972
                                                    ---------       --------        ---------        --------
Total assets .................................      $  69,959       $227,420        $  51,559        $278,979
                                                    =========       ========        =========        ========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Current liabilities:
 Long-term debt, current portion .............      $      --       $  3,802        $  (2,742)       $  1,060
 Capitalized lease obligations, current
  portion ....................................             --            495             (140)            355
 Corporate taxes payable .....................             --            462               --             462
 Accounts payable ............................             --          7,604               --           7,604
 Accrued expenses ............................         18,542         21,452               --          21,452
 Accrued compensation and related
  expenses ...................................             --          3,486               --           3,486
 Unearned revenue, net of related costs ......             --            252               --             252
                                                    ---------       --------        ---------        --------
 Total current liabilities ...................         18,542         37,553           (2,882)         34,671
Funds held in trust for clients
Long-term liabilities:
 Long term debt, net of current portion ......         75,000         94,715          (93,792)            923
 Capitalized lease obligations, net of
  current portion ............................             --            909              (95)            814
 Deferred taxes ..............................             --          2,256               --           2,256
 Unearned revenue, net of related costs ......             --             31               --              31
Convertible Preferred Stock ..................         (6,003)            --               --              --
Commitments and contingencies
Shareholders' equity .........................        (17,580)        91,956          148,328         240,284
                                                    ---------       --------        ---------        --------
Total liabilities and shareholders' equity ...      $  69,959       $227,420        $  51,559        $278,979
                                                    =========       ========        =========        ========

              The accompanying notes are an integral part of these
                  pro forma consolidated financial statements.

                                NCO GROUP, INC.
                  Pro Forma Consolidated Statement of Income
                   For the Three Months Ended March 31, 1998
                                  (Unaudited)
                 (Amounts in thousands, except per share data)

                                                Historical
                                 -----------------------------------------
                                                            Pending
                                     NCO      TRC (4)    Acquisitions (5)
                                 ----------  ---------  ------------------
Revenue .......................   $27,609       $788         $20,002
Operating costs and
 expenses:
 Payroll and related
  expenses ....................    14,144        429          11,778
 Selling, general and
  administrative expenses           8,568        162           6,779
 Depreciation and amorti-
  zation expense ..............     1,155          7             904
                                  -------       ----         -------
  Total operating costs
   and expenses ...............    23,867        598          19,461
                                  -------       ----         -------
Income from operations ........     3,742        190             541
Other income (expense):
 Interest and investment
  income ......................       232         --              89
 Interest expense .............       (79)        --            (704)
                                  -------       ----         -------
  Total other income
   (expense) ..................       153         --            (615)
                                  -------       ----         -------
Income (loss) before provi-
 sion for income taxes ........     3,895        190             (74)
Income tax expense
 (benefit) ....................     1,579         --             (56)
                                  -------       ----         -------
Net income ....................   $ 2,316       $190         $   (18)
                                  =======       ====         =======
Net income per share:
 Basic ........................   $  0.17
                                  =======
 Diluted ......................   $  0.17
                                  =======
Weighted average shares
 outstanding:
 Basic ........................    13,240
 Diluted ......................    13,801

                                      Acquisition                         Offering           Pro Forma
                                      Adjustments        Pro Forma    Adjustments (12)      As Adjusted
                                 ---------------------  -----------  ------------------  -----------------
Revenue .......................      $        --         $ 48,399          $   --           $   48,399
Operating costs and
 expenses:
 Payroll and related
  expenses ....................           (1,519) (6)      24,832              --               24,832
 Selling, general and
  administrative expenses                   (336) (7)      15,173              --               15,173
 Depreciation and amorti-
  zation expense ..............              (28) (8)       2,094              --                2,094
                                     -----------         --------          ------           ----------
  Total operating costs
   and expenses ...............           (1,827)          42,099              --               42,099
                                     -----------         --------          ------           ----------
Income from operations ........            1,827            6,300              --                6,300
Other income (expense):
 Interest and investment
  income ......................              (69) (9)         252              --                  252
 Interest expense .............           (1,264) (10)     (2,047)          1,945                 (102)
                                     -----------         --------          ------           ----------
  Total other income
   (expense) ..................           (1,333)          (1,795)          1,945                  150
                                     -----------         --------          ------           ----------
Income (loss) before provi-
 sion for income taxes ........              494            4,505           1,945                6,450
Income tax expense
 (benefit) ....................              673 (11)       2,196             788                2,984
                                     -----------         --------          ------           ----------
Net income ....................      $      (179)        $  2,309          $1,157           $    3,466
                                     ===========         ========          ======           ==========
Net income per share:
 Basic ........................                          $   0.17                           $     0.20
                                                         ========                           ==========
 Diluted ......................                          $   0.17                           $     0.19
                                                         ========                           ==========
Weighted average shares
 outstanding:
 Basic ........................                            13,240                               17,452(13)
 Diluted ......................                            13,801                               18,013(13)


              The accompanying notes are an integral part of these
                  pro forma consolidated financial statements.

                                NCO GROUP, INC.
                   Pro Forma Consolidated Statement of Income
                      For the Year Ended December 31, 1997
                                  (Unaudited)
                 (Amounts in thousands, except per share data)

                                                         Historical
                                    -----------------------------------------------------
                                                         1997                 1998
                                        NCO       Acquisitions (14)    Acquisitions (15)
                                    -----------  -------------------  -------------------
Revenue ..........................   $ 85,284         $   8,621             $ 9,555
Operating costs and
 expenses:
 Payroll and related
 expenses ........................     42,502             5,656               5,789
 Selling, general and
 administrative expenses..........     27,947             3,731               2,129
 Depreciation and amortiza-
 tion expense ....................      3,369               257                  91
 Reorganization charge ...........         --                --                  --
                                     --------         ---------             -------
  Total operating costs
 and expenses ....................     73,818             9,644               8,009
                                     --------         ---------             -------
Income (loss) from opera-
 tions ...........................     11,466            (1,023)              1,546
Other income (expense):
 Interest and investment
 income ..........................      1,020                14                  --
 Interest expense ................       (591)              (12)                 --
 Other ...........................        (41)               --                  --
                                     --------         ---------             -------
 Total other income
  (expense) ......................        388                 2                  --
                                     --------         ---------             -------
Income before provision for
 income taxes ....................     11,854            (1,021)              1,546
Income tax expense (benefit)            4,780                --                  --
                                     --------         ---------             -------
Net income (loss) ................   $  7,074         $  (1,021)            $ 1,546
                                     ========         =========             =======
Net income per share:
 Basic ...........................   $   0.59
                                     ========
 Diluted .........................   $   0.57
                                     ========
Weighted average shares outstanding:
 Basic ...........................     11,941
 Diluted .........................     12,560

                                                                       Pending Acquisitions
                                    -------------------------------------------------------------------------------------------
                                           FCA                                        MedSource
                                    -----------------  ------------------------------------------------------------------------
                                                                               Completed           Acquisition
                                     Historical (16)    Historical (17)    Acquisitions (18)       Adjustments       Pro Forma
                                    -----------------  -----------------  -------------------  -------------------  -----------
Revenue ..........................      $ 62,224           $ 12,458             $10,253           $        --        $ 22,711
Operating costs and
 expenses:
 Payroll and related
 expenses ........................        37,076              5,665              5,826                     --          11,491
 Selling, general and
 administrative expenses..........        21,494              6,148              2,842                     --           8,990
 Depreciation and amortiza-
 tion expense ....................         2,522                569                132                    355(19)       1,056
 Reorganization charge ...........         1,517                 --                 --                     --              --
                                        --------           --------             -------           --------------     --------
  Total operating costs
 and expenses ....................        62,609             12,382              8,800                    355          21,537
                                        --------           --------             -------           --------------     --------
Income (loss) from opera-
 tions ...........................          (385)                76              1,453                   (355)          1,174
Other income (expense):
 Interest and investment
 income ..........................           409                 30                 45                     --              75
 Interest expense ................          (423)              (616)               (53)                (1,446)(20)     (2,115)
 Other ...........................            --                 --                 --                     --              --
                                        --------           --------             -------           --------------     --------
 Total other income
  (expense) ......................           (14)              (586)                  (8)              (1,446)         (2,040)
                                        --------           --------             ---------         --------------     --------
Income before provision for
 income taxes ....................          (399)              (510)             1,445                 (1,801)           (866)
Income tax expense (benefit)                 310               (150)               583                   (614)           (181)
                                        --------           --------             --------          --------------     --------
Net income (loss) ................      $   (709)          $   (360)            $  862            $    (1,187)       $   (685)
                                        ========           ========             ========          ==============     ========
Net income per share:
 Basic ...........................
 Diluted .........................
Weighted average shares out-
 standing:
 Basic ...........................
 Diluted .........................

                                        Acquisition                              Offering           Pro Forma
                                        Adjustments          Pro Forma       Adjustments (27)      As Adjusted
                                    -------------------  -----------------  ------------------  -----------------
Revenue ..........................     $        --          $  188,395            $   --           $  188,395
Operating costs and
 expenses:
 Payroll and related
 expenses ........................          (8,199)(21)         94,315                --               94,315
 Selling, general and
 administrative expenses..........          (1,766)(22)         62,525                --               62,525
 Depreciation and amortiza-
 tion expense ....................           4,245 (23)         11,540                --               11,540
 Reorganization charge ...........              --               1,517                --                1,517
                                       -----------          ----------            ------           ----------
  Total operating costs
 and expenses ....................          (5,720)            169,897                --              169,897
                                       -----------          ----------            ------           ----------
Income (loss) from opera-
 tions ...........................           5,720              18,498                --               18,498
Other income (expense):
 Interest and investment
 income ..........................              --               1,518                --                1,518
 Interest expense ................          (4,644)(24)         (7,785)            7,382                 (403)
 Other ...........................              --                 (41)               --                  (41)
                                       -----------          ----------            ------           ----------
 Total other income
  (expense) ......................          (4,644)             (6,308)            7,382                1,074
                                       -----------          ----------            ------           ----------
Income before provision for
 income taxes ....................           1,076              12,190             7,382               19,572
Income tax expense (benefit)                   780 (25)          5,689             2,953                8,642
                                       -----------          ----------            ------           ----------
Net income (loss) ................     $       296          $    6,501            $4,429           $   10,930
                                       ===========          ==========            ======           ==========
Net income per share:
 Basic ...........................                          $     0.51                             $     0.65(29)
                                                            ==========                             ==========
 Diluted .........................                          $     0.49                             $     0.62(29)
                                                            ==========                             ==========
Weighted average shares outstanding:
 Basic ...........................                              12,732(26)                             16,944(28)
 Diluted .........................                              13,364(26)                             17,576(28)


            The accompanying notes are an integral part of these pro
                    forma consolidated financial statements.

                        Notes to Pro Forma Consolidated
                             Financial Statements
                                  (Unaudited)

     To date, all of the Company's acquisitions have been accounted for under the purchase method of accounting with the results of the acquired companies included in the Company's statements of income beginning on the date of acquisition.

 1. Includes the adjustments required to convert FCA's historical financial statements to U.S. Generally Accepted Accounting Principles ("GAAP") and gives effect to the conversion from Canadian dollars to U.S. dollars based upon the applicable exchange rate.

 2. Gives effect to: (i) the pending acquisition of FCA for approximately $67.6 million in cash, which was assumed to be borrowed against the Company's credit facility, and the recognition of certain acquisition related liabilities; and (ii) the pending acquisition of MedSource for approximately $17.9 million in cash, of which $7.4 million was assumed to be borrowed from the Company's credit facility, and the recognition of certain acquisition related liabilities. The Company expects to recognize goodwill of $56.2 million and $36.3 million for the FCA and MedSource acquisitions, respectively.

 3. Gives effect to the issuance of 5.8 million shares of Common Stock at an assumed public offering price of $27.00 per share. The estimated net proceeds of $148.3 million from the Offering, net of the estimated underwriting discount and offering expenses payable by the Company, will be used to repay acquisition related debt of $75.0 million, repay FCA's and MedSource's acquired debt of $4.8 million and $17.1 million, respectively, with the balance added to working capital. In addition, estimated net proceeds includes the exercise of 61,058 stock options resulting in proceeds of $157,920 to the Company.

 4. Represents the historical results of operations of TRC from January 1, 1998 to February 5, 1998, the period prior to the acquisition.

 5. Represents the combined historical results of operations of the pending acquisitions of FCA and MedSource for the three months ended March 31, 1998 as follows (dollars in thousands):


                                             Income (Loss)       Net
                                                  From          Income
     Pending Acquisitions        Revenue       Operations       (Loss)
     --------------------       ---------   ---------------   ---------
  FCA (1) ...................    $14,683         $ 442         $  320
  MedSource .................      5,319            99           (338)
                                 -------         -----         ------
                                 $20,002         $ 541         $  (18)
                                 =======         =====         ======

    (1) Converted from Canadian dollars to U.S. dollars based upon the applicable exchange rate.

 6. Reflects the elimination of payroll and related expenses relating to certain redundant collection and administrative personnel costs immediately eliminated at the time of the TRC acquisition or expenses identified during the due diligence process which will be eliminated upon the closing of the Pending Acquisitions.

 7. Reflects the elimination of certain rental expenses and related operating costs attributable to facilities which were identified during the due diligence process and will be closed upon the completion of the Pending Acquisitions.

 8. Gives effect to: (i) the increase in amortization expense assuming the TRC acquisition and the Pending Acquisitions had been acquired on January 1, 1998; and (ii) the elimination of depreciation and amortization expense related to assets revalued or not acquired.

                        Notes to Pro Forma Consolidated
                      Financial Statements  -- (Continued)
                                  (Unaudited)

 9. Reflects the elimination of interest income on funds assumed to be used for the purchase of the TRC acquisition and the Pending Acquisitions as if they occurred on January 1, 1998.

10. Reflects interest expense on borrowings related to the Pending Acquisitions as if they occurred on January 1, 1998.

11. Reflects the estimated income tax expense, after giving consideration to non-deductible goodwill expense, as if the TRC acquisition and the Pending Acquisitions occurred on January 1, 1998.

12. Reflects the elimination of interest expense on debt assumed to be repaid with a portion of the proceeds from the Offering as if it had occurred on January 1, 1998.

13. Reflects the issuance of 4.2 million shares of Common Stock at an assumed public offering price of $27.00 per share, net of the estimated underwriting discount and offering expenses payable by the Company, which would be sufficient to repay acquisition related debt of $75.0 million, repay debt of $4.8 million and $17.1 million assumed in connection with the FCA and MedSource acquisitions, respectively, and pay an additional $10.5 million necessary to fund the Pending Acquisitions.

14. Represents the combined historical results of operations of the 1997 Acquisitions for the periods prior to their acquisition by NCO, as follows (dollars in thousands):

                                                             Income
                                                             (Loss)             Net
                                Date of                       From            Income
     1997 Acquisitions        Acquisition     Revenue      Operations         (Loss)
      -----------------      -------------   ---------   --------------   --------------
   Tele-Research .........      1/30/97       $  296        $    97          $    97
   CMS A/R ...............      1/31/97          539             53               53
   CRWCD .................       2/2/97        2,006             (7)              (8)
   CAC ...................      10/1/97        1,570           (403)            (391)
   AFS ...................      10/1/97        4,210           (763)            (772)
                                              ------        ---------        ---------
                                              $8,621        $(1,023)         $(1,021)
                                              ======        =========        =========

15. Represents the combined historical results of operations of AFECD and TRC for the year ended December 31, 1997, as follows (dollars in thousands):

                                                     Income
                         Date of                      From          Net
 1998 Acquisitions     Acquisition     Revenue     Operations      Income
-------------------   -------------   ---------   ------------   ---------
   AFECD ..........      1/1/98        $1,562        $  272       $  272
   TRC ............      2/2/98         7,993         1,274        1,274
                                       ------        ------       ------
                                       $9,555        $1,546       $1,546
                                       ======        ======       ======

16. Represents the historical results of operations of FCA for the twelve month period ended December 31, 1997, converted from Canadian dollars to U.S. dollars based upon the applicable exchange rate.

17. Represents the historical results of operations of MedSource for the year ended December 31, 1997.

                         Notes to Pro Forma Consolidated
                      Financial Statements  -- (Continued)
                                  (Unaudited)

18. Represents the combined results of operations of the four acquisitions completed by MedSource during 1997 (the "MedSource Acquisitions"), for the periods prior to the acquisitions, as follows (dollars in thousands):

                                                                          Income (Loss)
               1997 MedSource                    Date of                      From           Net
           Completed Acquisitions              Acquisition     Revenue     Operations    Income (Loss)
-------------------------------------------   -------------   ---------   ------------   -------------
   Healthcare Business Management, Ltd.
    and ECC of Pittsburgh, Inc. ...........       7/1/97       $   975       $ (262)       $ (180)
   World Credit, Inc. .....................       7/1/97         2,865          285           232
   MAC/TCS, Inc. ..........................      8/30/97         4,790          852           483
   AllStates Credit Services, Inc..........      10/1/97         1,623          578           327
                                                               -------       ------        ------
                                                               $10,253       $1,453        $  862
                                                               =======       ======        ======

19. Reflects amortization expense assuming the MedSource Acquisitions occurred on January 1, 1997.

20. Reflects interest expense on acquisition related borrowings as if the MedSource Acquisitions had occurred on January 1, 1997.

21. Reflects the elimination of payroll and related expenses relating to certain redundant collection and administrative personnel costs immediately eliminated at the time of the 1997 Acquisitions and the 1998 Acquisitions and expenses identified during the due diligence process which will be eliminated upon the closing of the Pending Acquisitions.

22. Reflects the elimination of certain rental expenses and related operating costs attributable to facilities which were closed at the time of the 1997 Acquisitions and the 1998 Acquisitions and facilities identified during the due diligence process which will be closed upon the completion of the Pending Acquisitions.

23. Gives effect to: (i) the increase in amortization expense assuming the Acquisitions had been acquired on January 1, 1997; and (ii) the elimination of depreciation and amortization expense related to assets revalued or not acquired.

24. Reflects interest expense on borrowings related to the Acquisitions as if they occurred on January 1, 1997.

25. Reflects the estimated income tax expense, after giving consideration to non-deductible goodwill expense, as if the Acquisitions occurred on January 1, 1997.

26. Gives effect to: (i) the issuance of 517,767 shares of Common Stock and warrants exercisable for 375,000 shares of Common Stock in connection with the acquisition of CRWCD; (ii) the issuance of 1,425,753 shares of Common Stock in the July 1997 Offering at the public offering price of $19.67 per share which, net of the underwriting discount and offering expenses paid by the Company, would be sufficient to repay acquisition related debt of $8.4 million and to fund the acquisitions of AFECD and TRC; and (iii) the issuance of 46,442 shares of Common Stock issued in connection with the acquisition of AFS.

27. Reflects the elimination of interest expense on current and long-term debt assumed to be repaid with a portion of the proceeds from the Offering as if it had occurred on January 1, 1997.

28. Gives effect to the issuance of 4.2 million shares of Common Stock at an assumed public offering price of $27.00 per share as of January 1, 1997, net of the estimated underwriting discount and offering expenses payable by the Company, which would be sufficient to repay acquisition related debt of $75.0 million, repay debt of $4.8 million and $17.1 million recognized in connection with the FCA and MedSource acquisitions, respectively, and pay an additional $10.5 million necessary to fund the Pending Acqusitions.

29. Includes reorganization charges and other costs of $1.9 million and $90,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively. Net income per share - basic, and net income per share - diluted would have been $0.72, and $0.69, respectively, and $0.20 and $0.20, respectively, on a pro forma basis, assuming those charges had not been incurred.

===============================================================================
       No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with the Offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company, or that information contained herein is correct as of any time subsequent to the date hereof.




                 --------------------------------------------
                               TABLE OF CONTENTS
                 --------------------------------------------

                                               Page
                                             --------
Prospectus Summary ..........................    3
Risk Factors ................................    9
Pending and Recent Acquisitions .............   15
Use of Proceeds .............................   18
Dividend Policy .............................   18
Price Range of Common Stock .................   19
Capitalization ..............................   20
Selected Financial Data .....................   21
Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations ................   23
Business ....................................   31
Management ..................................   40
Principal and Selling Shareholders ..........   42
Underwriting ................................   44
Legal Matters ...............................   45
Experts .....................................   45
Additional Information ......................   45
Incorporation of Certain Documents
   by Reference .............................   46
Index to Pro Forma Consolidated Financial
   Statements ...............................  F-1

===============================================================================

===============================================================================



                                6,565,000 Shares







                                [GRAPHIC OMITTED]




                                  Common Stock



                                  ------------
                                   PROSPECTUS
                                  ------------


                            NationsBanc Montgomery
                                 Securities LLC


                                BT Alex. Brown


                          Janney Montgomery Scott Inc.


                         The Robinson-Humphrey Company







                                      , 1998


===============================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, all of which are being borne by the Registrant.



Securities and Exchange Commission Registration Fee. .........    $ 56,660
National Association of Securities Dealers, Inc. Fee .........      19,707
Nasdaq Listing Fee ...........................................      17,500
Printing and Engraving Expenses ..............................     100,000
Accounting Fees and Expenses .................................     125,000
Legal Fees and Expenses ......................................     100,000
Blue Sky Qualification Fees and Expenses .....................      10,000
Transfer Agent and Registrar Fees and Expenses ...............      10,000
Miscellaneous ................................................     161,133
                                                                  --------
   Total .....................................................    $600,000
                                                                  ========

     The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee, and the Nasdaq Listing fee are estimates.


Item 15. Indemnification of Directors and Officers.

     Sections 1741 through 1750 of Subchapter D, Chapter 17, of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), contain provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

     Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under Section 1743, indemnification is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding if the appropriate standards of conduct are met.

     Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the board of directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority of disinterested directors so directs, by independent legal counsel; or
(iii) by the shareholders.

     Section 1745 provides that expenses (including attorney's fees) incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

     Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

     Section 1747 grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to Subchapter 17D of the BCL.

     Section 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

     Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

     For information regarding provisions under which a director or officer of the Company may be insured or indemnified in any manner against any liability which he or she may incur in his or her capacity as such, reference is made to the Company's Articles of Incorporation and Bylaws, copies of which are filed as Exhibits 3.1 and 3.2, respectively, which provide in general that the Company shall indemnify its officers and directors to the fullest extent authorized by law.

     Reference is also made to Section 11 of the Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement.


Item 16. Exhibits and Financial Statement Schedules.

     (a) Exhibits

   Exhibit
     No.       Description
------------   ------------
    1.1        Form of Underwriting Agreement

    2.1(1) Agreement dated March 24, 1998 among the Company, FCA and Fairfax concerning the FCA Tender Offer

    4.1(2)     Specimen of Common Stock Certificate

    5.1        Opinion of Blank Rome Comisky & McCauley LLP

   23.1        Consent of Coopers & Lybrand L.L.P.

   23.2        Consent of Arthur Andersen & Co.

   23.3 Consent of Blank Rome Comisky & McCauley LLP (included in the opinion filed as Exhibit 5.1 hereto)

   24.1        Power of Attorney of directors and officers (included on Page II-4)

   27.1        Financial Data Schedules

------------
(1) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 1998.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-11745), as amended, filed with the Securities and Exchange Commission on September 11, 1996.

     (b) Financial Statement Schedules

     None required.


Item 17. Undertakings.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned hereby undertakes:

       (1) For purposes of determining any liability under the Securities Act each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange
Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; and

       (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Washington, Pennsylvania, on May 1, 1998.

                                        NCO GROUP, INC.

                                        By: /s/ Michael J. Barrist
                                        -------------------------------------
                                           Michael J. Barrist,
                                           Chairman of the Board, President and
                                           Chief Executive Officer


                       POWER OF ATTORNEY AND SIGNATURES

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Barrist and Steven L. Winokur, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to enable NCO Group, Inc. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                              Title(s)                           Date
------------------------   ------------------------------------------------   -----------
/s/ Michael J. Barrist     Chairman of the Board, President and Chief         May 1, 1998
------------------------   Executive Officer (principal executive officer)
  Michael J. Barrist

/s/ Charles C. Piola       Executive Vice President and Director              May 1, 1998
------------------------
  Charles C. Piola

/s/ Steven L. Winokur      Executive Vice President, Finance, Chief           May 1, 1998
------------------------   Financial Officer and Treasurer (principal
  Steven L. Winokur        financial and accounting officer)


/s/ Bernard R. Miller      Executive Vice President, Development and          May 1, 1998
------------------------   Director
  Bernard R. Miller

/s/ Eric S. Siegel         Director                                           May 1, 1998
------------------------
  Eric S. Siegel

/s/ Allen F. Wise          Director                                           May 1, 1998
------------------------
  Allen F. Wise

                                 EXHIBIT INDEX

   Exhibit
     No.       Description
------------   ----------------------------------------------------------------------
    1.1        Form of Underwriting Agreement

    2.1(1) Agreement dated March 24, 1998 among the Company, FCA and Fairfax concerning the FCA Tender Offer

    4.1(2)     Specimen of Common Stock Certificate

    5.1        Opinion of Blank Rome Comisky & McCauley LLP

   23.1        Consent of Coopers & Lybrand L.L.P.

   23.2        Consent of Arthur Andersen & Co.

   23.3 Consent of Blank Rome Comisky & McCauley LLP (included in the opinion filed as Exhibit 5.1 hereto)

   24.1        Power of Attorney of directors and officers (included on Page II-4)

   27.1        Financial Data Schedules

------------
(1) Incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 1998.

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-11745), as amended, filed with the Securities Exchange Commission on September 11, 1996.